UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 ____________________

FORM 6-K
 ____________________
REPORT OF FOREIGN PRIVATE ISSUER
 PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
January 12, 2016
 ____________________
Lombard Medical, Inc.
(Exact Name of Registrant as Specified in Its Charter)
____________________
N/A
(Translation of Registrant’s Name into English)
____________________

Cayman Islands	3841	Not applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)

Lombard Medical, Inc.
6440 Oak Canyon Road
Suite 260
Irvine, CA 92618
(949) 379-3750
(Address, Including ZIP Code, and Telephone Number, Including Area Code, of Registrant’s Principal
Executive Offices and Agent for Service)
____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
 Form 20-F [x]      Form 40-F [  ]
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Contents

This Report on Form 6-K of the registrant consists of the following documents, which are attached hereto and incorporated by reference herein.

Exhibit 99.1:
Unaudited pro forma condensed combined financial information of Lombard Medical, Inc. and Altura Medical, Inc. (“Altura”) for the year ended December 31, 2014 and for the nine months ended September 30, 2015

Audited financial statements of Altura for the year ended December 31, 2014

Unaudited financial statements of Altura for the periods ended June 30, 2015 and 2014

Exhibit 99.1

CONTENTS
PAGE
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
Background	2
Description of the transaction	3
Description of the acquisition	4
Unaudited pro forma condensed combined statement of loss for the nine months ended September 30, 2015	5
Unaudited pro forma condensed combined statement of loss for the year ended December 31, 2014	6
Notes to the unaudited pro forma condensed combined statements of loss	7
ALTURA AUDITED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2014
Report of independent auditors	15
Balance sheet	16
Statement of operations	17
Statement of convertible preferred stock and stockholders’ deficit	18
Statement of cash flows	19
Notes to financial statements	20
ALTURA UNAUDITED FINANCIAL STATEMENTS FOR THE PERIODS ENDED JUNE 30, 2015 AND 2014
Balance sheet	34
Statements of operations	35
Statements of convertible preferred stock and stockholders’ deficit	36
Statements of cash flows	37
Notes to financial statements	38

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
The following unaudited pro forma condensed combined financial information is presented to illustrate the effects of the acquisition of Altura Medical, Inc. (“Altura”) by Lombard Medical, Inc. (“Lombard”, or the “Company”), which closed on July 30, 2015 (the “Acquisition”), as well as the financing transactions directly related to the Acquisition. The following unaudited pro forma condensed combined statement of loss for the nine months ended September 30, 2015 and the unaudited pro forma condensed combined statement of loss for the year ended December 31, 2014 are based upon, and should be read in conjunction with:
•	Lombard’s audited consolidated financial statements and related notes, as well as "Management's Discussion and Analysis of Financial Condition and Results of Operations", in each case contained in the Company’s Annual Report on Form 20-F as of, and for the year ended December 31, 2014, as filed on April 30, 2015;
•	Lombard’s unaudited consolidated interim financial statements and related notes as of, and for the nine months ended September 30, 2015, contained in Form 6-K, as filed on January 12, 2016;
•	Altura’s audited financial statements as of, and for the year ended December 31, 2014, together with related notes contained elsewhere in this document; and
•	Altura’s unaudited financial statements as of, and for the six months ended June 30, 2015 and 2014, together with related notes contained elsewhere in this document.
A pro forma combined balance sheet has not been prepared, as the Company presented the post-acquisition consolidated balance sheet within Lombard’s unaudited consolidated interim financial statements and related notes, contained in the unaudited consolidated interim financial statements and related notes as of and for the nine months ended September 30, 2015, contained in Form 6-K as published on November 4, 2015.
The Acquisition has been accounted for as a business combination using the acquisition method of accounting in accordance with IFRS 3, Business Combinations. Under this method, the identified assets acquired and liabilities assumed have been recorded based on estimates of fair value. Any excess of the purchase price over the fair value of identified assets acquired and liabilities assumed has been recognized as goodwill. Significant judgment is required in determining the estimated fair values of in-process research and development, developed technology, and certain other identifiable assets and liabilities. Such valuation requires estimates and assumptions including, but not limited to, determining the timing and estimated costs to complete each in-process research project, projecting the timing of regulatory approvals, estimating future cash flows and direct costs, in addition to developing the appropriate discount rates, useful lives, and market profit margins. At this time, the purchase price allocation has not been finalized; therefore, these adjustments could materially change.
The pro forma financial information has been prepared in accordance with Article 11 of Regulation S-X, on the basis of the best available information and certain assumptions which management believes are reasonable under the circumstances and which are described in the accompanying notes to the unaudited pro forma condensed combined financial information and the unaudited consolidated interim financial information for the nine months ended September 30, 2015.
For purposes of the unaudited pro forma statement of loss for the nine months ended September 30, 2015 and the unaudited pro forma statement of loss for the year ended December 31, 2014, it is assumed that the Acquisition and related incurrence of debt were completed on January 1, 2014. The unaudited pro forma condensed combined statements of loss are presented for illustrative purposes only and do not necessarily reflect the combined results of operations that actually would have resulted had the Acquisition occurred as of January 1, 2014, nor are they meant to be indicative of the combined results of operations for any future date, or period, that the Company will experience after the Acquisition. Also, the accompanying unaudited pro forma condensed combined statements of loss do not reflect the cost of any integration activities, nor benefits from the Acquisition including any expected cost savings, operating synergies, or revenue enhancements that may be derived in future periods subsequent to the acquisition.
Pro forma adjustments reflected in the unaudited pro forma condensed combined statements of loss are based on items that are factually supportable and directly attributable to the Acquisition. The pro forma adjustments and related assumptions have been described in the notes accompanying the unaudited pro forma condensed combined statements of loss. In addition, the accompanying unaudited pro forma condensed combined statements of loss do not include the impact of any nonrecurring activity and one-time acquisition related, or integration-related costs. There were no transactions between Altura and Lombard during the pro forma periods.

These unaudited pro forma condensed combined financial statements of loss should be read in conjunction with the accompanying notes and assumptions, as well as the historical audited and unaudited consolidated financial statements and related notes of Lombard and the historical audited and unaudited financial statements and related notes of Altura. The number of shares presented in the accompanying unaudited pro forma condensed combined statements of loss are the actual figures, unless otherwise stated. In addition, the amounts per share presented in the accompanying unaudited pro forma condensed combined statements of loss are in dollars, unless otherwise stated. The remaining figures reported in the accompanying unaudited pro forma condensed combined statements of loss have been presented in thousands of U.S. dollars, unless otherwise stated.
Description of the transaction
On July 30, 2015, the Company completed the acquisition of 100% voting equity interest in Altura Medical, Inc. (the “Acquisition”). As a result of the acquisition, Altura became a wholly-owned subsidiary of the Company.
Upon the closing of the Acquisition, the Company issued an aggregate of 3,125,000 unregistered shares of common stock to certain former shareholders of Altura in exchange for the shares of Altura capital stock held by them immediately prior to the closing of the acquisition. The Company also delivered an aggregate of 575,000 unregistered shares of common stock to Computershare Trust Company, N.A., in its capacity as escrow agent, which will be held for a period of twelve months and are subject to any adjustments to the liabilities assumed as part of the acquisition. In addition, the Company paid $200 in cash to Shareholder Representative Services LLC, in its capacity as Altura Stockholders’ Representative. The fair value of the initial consideration was $14,482 of equity which was based on Lombard’s closing share price of $3.86 on the date of acquisition and cash paid of $200. Finally, the Company agreed to assume $5,331 of existing Altura debt and $2,496 of certain other liabilities of Altura.
The Company also agreed to pay Altura shareholders additional consideration in the future if certain sales and regulatory approval milestones are met. The provisional fair value of the contingent consideration payment on the acquisition date was estimated to be $9,060. The contingent payment payable will be evaluated on a quarterly basis starting in Q4 2015, with adjustments made based upon management’s assessment of the probability of meeting performance milestones as set forth within the acquisition agreement and for the passage of time.
The revenue-based milestone payment referred to above relates to Altura achieving a trailing twelve month revenue stream of $10,000 on the sale of Altura products prior to December 31, 2030. If this milestone were achieved, the Company shall pay to the Altura shareholders, in cash or Company common stock, at the discretion of Lombard, $15,000 in no more than 45 days after the end of the month in which the sales of Altura achieves this revenue threshold.
The regulatory milestone payment referred to above concerns receiving approval from the U.S. Food and Drug Administration to market and sell Altura’s device in the United States prior to December 31, 2030. If this milestone were achieved, the Company shall pay to the Altura shareholders, in cash or Company common stock, at the discretion of Lombard, $12,500 in no more than 45 days after achieving this approval.
($000)
Fair value of initial consideration	$14,482
Fair value of the contingent acquisition consideration payable	9,060
Total consideration	$23,542
Costs incurred by the Company related to the acquisition totaled $239 and are included in operating expenses in the Company’s historical consolidated statement of loss.
The net assets acquired upon acquisition were as follows:
($000)	Book Value	Fair Value
Property, plant and equipment	$71	$71
Intangible assets	-	22,700
Assumed accrued liabilities	(2,496)	(2,496)
Assumed bank debt	(5,331)	(5,331)
Deferred tax liability	-	(1,595)
Net (liabilities)/assets acquired	$(7,756)	$13,349

As the fair value of the intangible assets acquired in the Altura acquisition exceeds the tax bases of such assets, the Company recorded a deferred tax liability of $1,595. The above fair values have been determined on a provisional basis. If new information obtained within one year from the acquisition date about facts and circumstances that existed as of the acquisition date identifies adjustments to the above amount, or any additional provisions that existed at the acquisition date, then the acquisition accounting will be revised.
Description of financing for the acquisition
On April 24, 2015, the Company entered into a $26,000 secured term loan facility (the “Oxford Loan Facility”) with Oxford Finance LLC (“Oxford”). The interest on the Oxford Loan Facility is the three month U.S. LIBOR + 7.24%, fixed at each advance. The term of the Oxford Loan Facility is 60 months from April 24, 2015, with a maximum interest-only period of 36 months, depending on if all tranches are drawn. In addition, at maturity, or at an earlier repayment in full, the Company is required to make a final payment fee to Oxford. The Oxford Loan Facility is comprised of three tranches:
•	Tranche I consists of an aggregated amount of $11,000, which was made available upon the execution of the Oxford Loan Facility Agreement (“Tranche I”). Using a three month U.S. LIBOR rate as of April 24, 2015, the interest rate on Tranche I is 7.52%;
•	Tranche II consists of an aggregate amount of $10,000, which was made available upon the achievement of specific Lombard revenue milestones (“Tranche II”). Using a three month U.S. LIBOR rate as of July 30, 2015, the interest rate on Tranche II is 7.53%; and
•	Tranche III consists of an aggregate amount of $5,000, which is available upon the achievement of additional specific Lombard revenue milestones (“Tranche III”). As this tranche is yet to be drawn upon, the interest rate has not yet been calculated.
Tranche I was fully drawn on April 24, 2015, for use in the normal course of operations. A portion of Tranche II amounting to $5,500 was advanced on July 30, 2015 for purposes of paying down the existing Altura term loan assumed in the Acquisition. No other amounts had been drawn on the Oxford Loan facility as of September 30, 2015. As such, for purposes of the unaudited pro forma condensed combined statements of loss, it is assumed that only the $5,500 drawn from Tranche II and the related Tranche II warrants described below are directly attributable to the Acquisition and have been reflected as pro forma adjustments. The remaining portion of Tranche II was drawn on October 8, 2015, as the specific Lombard revenue milestones for Tranche II were achieved as at this date. However, as the additional drawing of Tranche II is not directly attributable to the Acquisition, no adjustments have been generated relating to the additional drawing of $4,500 on October 8, 2015.
In connection with the issuance of the Oxford Loan Facility, the Company issued warrants to Oxford to purchase shares of the Company’s common stock. Each tranche of the Oxford Loan Facility includes warrants based on the total amount drawn under each tranche. As it relates to the $5,500 drawn from Tranche II, warrants were issued for purchase up to an aggregate of 43,994 shares of the Company’s common stock at an exercise price of $3.69 per share. These warrants are immediately exercisable and have a contractual term of 10 years. The fair value for Tranche II warrants was determined to be $107. They were recorded as a current liability and have been discounted against the cash received from the Oxford Loan Facility at issuance. The discount is being amortized to finance costs using the effective interest method over the term of the loan. Movements in the fair value of the warrants until the date of exercise will be recognized in profit and loss immediately. At September 30, 2015, the decrease in the fair value of the Tranche II warrant liability of $8 was recognized in the Company’s historical statement of loss.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF LOSS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015

			Pro Forma adjustments
($’000, except share data)	Lombard Historical	Altura Historical Seven months ended July 30, 2015 (Note 3)	Financing	Note	Acquisition	Note	Pro Forma Combined
Revenue	$12,171	$-	$-		$-		$12,171
Cost of sales	(6,183)	-	-		-		(6,183)
Gross profit	5,988	-	-		-		5,988

Selling, marketing and distribution expenses	(17,331)	(20)	-		17	(5)	(17,334)
Research and development expenses	(7,961)	(2,579)	-		(347)	(8)	(10,887)
Administrative expenses	(8,069)	(2,449)	-		1,813	(5)(6)(7)	(8,705)
Total operating expenses	(33,361)	(5,048)	-		1,483		(36,926)
Operating loss	(27,373)	(5,048)	-		1,483		(30,938)
Finance income—interest receivable	114	-	-		-		114
Finance costs	(591)	(1,288)	820	(4)	-		(1,059)
Loss before taxation	(27,850)	(6,336)	820		1,483		(31,883)
Taxation	1,651	(11)	-	(9)	-		1,640
Loss for the period from continuing operations	$(26,199)	$(6,347)	$820		$1,483		$(30,243)

Weighted average number of shares	17,040,000			(10)			19,902,000
Basic and diluted loss per ordinary share from continuing operations (in cents)	$(153.8)			(10)			$(152.0)

See the accompanying notes to the unaudited pro forma condensed combined statement of loss.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF LOSS
FOR THE YEAR ENDED DECEMBER 31, 2014

			Pro Forma adjustments
($’000, except share data)	Lombard Historical	Altura Historical (Note 3)	Financing	Note	Acquisition	Note	Pro Forma Combined
Revenue	$13,277	$-	$-		$-		$13,277
Cost of sales	(7,541)	-	-		-		(7,541)
Gross profit	5,736	-	-		-		5,736

Selling, marketing and distribution expenses	(21,363)	(346)	-		-		(21,709)
Research and development expenses	(9,213)	(8,631)	-		(594)	(8)	(18,438)
Administrative expenses	(9,800)	(1,833)	-		-		(11,633)
Initial public offering expenses	(1,503)	-	-		-		(1,503)
Total operating expenses	(41,879)	(10,810)	-		(594)		(53,283)
Operating loss	(36,143)	(10,810)	-		(594)		(47,547)
Finance income—interest receivable	247	-	-		-		247
Finance costs	(83)	(616)	46	(4)	-		(653)
Loss before taxation	(35,979)	(11,426)	46		(594)		(47,953)
Taxation	1,227	(4)	-	(9)	-		1,223
Loss for the period from continuing operations	$(34,752)	$(11,430)	$46		$(594)		$(46,730)

Weighted average number of shares	14,556,000			(10)			18,256,000
Basic and diluted loss per ordinary share from continuing operations (in cents)	$(238.7)			(10)			$(256.0)

See the accompanying notes to the unaudited pro forma condensed combined statement of loss.

Notes to Unaudited Pro Forma Condensed Combined Statements of Loss
1.	Basis of presentation
The unaudited pro forma condensed combined statements of loss give effect to the Acquisition as if it occurred on January 1, 2014. The unaudited pro forma condensed combined statements of loss are based on the historical financial information of Lombard and Altura, adjusted to reflect the Acquisition and the related financing transactions necessary to fund the Acquisition.
Altura’s historical financial statements were prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), which differs in certain respects from International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IFRS”). For purposes of the unaudited pro forma condensed combined statements of loss, Altura’s historical statement of loss for the thirty day period ended July 30, 2015, the six months ended June 30, 2015, and the year ended December 31, 2014 as seen in Note 3, was derived from Altura’s historical accounting records. For purposes of the unaudited pro forma condensed combined statement of loss, Altura’s historical statement of loss for the period January 1, 2015 through July 30, 2015 and for the fiscal year ended December 31, 2014 have been adjusted to conform to IFRS and the accounting policies of Lombard.
The unaudited pro forma condensed combined statements of loss were prepared using the acquisition method of accounting in accordance with IFRS 3, Business Combinations, and were based on the historical information of Lombard and Altura. Under this method, the identified assets acquired and liabilities assumed have been recorded based on preliminary estimates of fair value. The historical statements of loss for both Lombard and Altura have been adjusted in the accompanying unaudited pro forma condensed combined statements of loss to give effect to pro forma events that are (i) factually supportable, (ii) directly attributable to the Acquisition, and (iii) expected to have a continuing impact on the combined results.
Any nonrecurring items directly attributable to the Acquisition have been eliminated from the unaudited pro forma condensed combined statements of loss. In contrast, any nonrecurring items that were already included in the historical statements of loss that do not directly relate to the Acquisition have not been eliminated.
The unaudited pro forma condensed combined statements of loss are presented for illustrative purposes only and do not necessarily reflect the combined results of operations that actually would have resulted had the Acquisition occurred on January 1, 2014, nor do they project the combined results of operations for any future dates or periods. The unaudited pro forma condensed combined statements of loss do not reflect the cost of any integration activities or benefits from the Acquisition, including potential synergies that may be generated in future periods.
2.	Accounting policies
Acquisition accounting rules require evaluation of certain assumptions, estimates, or determination of financial statement classifications which are completed during the measurement period, as defined in current accounting standards. During the preparation of the unaudited pro forma condensed combined statements of loss, management has performed a preliminary analysis to identify potential differences in the accounting policies of Altura and Lombard. As a result of this analysis, other than those differences related to the presentation of certain expense line items detailed in Note 3, it was concluded that there were no differences between the accounting policies of Altura and Lombard that would have a material effect on the unaudited pro forma condensed combined statements of loss.
During the measurement period, management will conduct a final review of Altura’s accounting policies in an effort to determine if differences in accounting policies require adjustment or reclassification of Altura’s results of operations, or reclassification of assets and liabilities to conform to Lombard’s accounting policies and classifications. As a result of this review, management may identify differences that, when conformed, could have a material impact on these unaudited pro forma condensed combined statements of loss.
3.	Reconciliation of the Altura historical statement of loss for the period January 1, 2015 through July 30, 2015 and for the year ended December 31, 2014
The reconciliations below include reclassifications to certain line items presented within Altura’s U.S. GAAP historical consolidated statement of loss to align with the presentation used by Lombard under IFRS. Outside of these presentation adjustments, there were no additional adjustments necessary to conform Altura’s U.S. GAAP historical consolidated statement of loss to IFRS.

Reconciliation of the Altura historical statement of loss for the period January 1, 2015 through July 30, 2015

	Six months ended June 30, 2015	Thirty days ended July 30, 2015	Seven months ended July 30, 2015
($’000)	Altura Historical U.S. GAAP	Altura Historical U.S. GAAP	Altura Historical U.S. GAAP	Presentation Adjustments	Note	Altura Adjusted IFRS
Revenue	$-	$-	$-	$-		$-
Cost of sales	-	-	-	-		-
Gross profit	-	-	-	-		-

Selling, marketing and distribution expenses	-	-	-	(20)	(i)	(20)
Research and development expenses	(1,241)	(155)	(1,396)	(1,183)	(ii)	(2,579)
Administrative expenses	-	-	-	(2,449)	(i)	(2,449)
Regulatory and clinical	(1,074)	(109)	(1,183)	1,183	(ii)	-
Selling, general, and administrative	(1,312)	(1,157)	(2,469)	2,469	(i)	-
Total operating expenses	(3,627)	(1,421)	(5,048)	-		(5,048)
Operating loss	(3,627)	(1,421)	(5,048)	-		(5,048)
Finance income – interest receivable	-	-	-	-		-
Finance costs (a)	(985)	(303)	(1,288)	-		(1,288)
Loss before taxation	(4,612)	(1,724)	(6,336)	-		(6,336)
Taxation	(6)	(5)	(11)	-		(11)
Loss for the period from continuing operations	$(4,618)	$(1,729)	$(6,347)	$-		$(6,347)

(a)	Altura’s “Interest expense, net” and “Other expense, net” have been presented as Finance costs for comparability purposes because Altura did not generate material finance income during the seven months ended July 30, 2015.
Presentation adjustments to the unaudited pro forma condensed combined statement of loss for the period January 1, 2015 through July 30, 2015 include:
(i)	In accordance with Lombard’s presentation policies, administrative expenses of $2,449 relating to professional legal and consulting fees, salaries and benefits of non-sales staff, as well as other miscellaneous administrative expenses have been reclassified from “Selling, general and administrative expenses” to “Administrative expenses.” In addition, selling expenses of $20 were reclassified from “Selling, general and administrative expenses” to ”Selling, marketing, and distribution expenses”, as Lombard separates administrative expenses from selling, marketing and distribution expenses on their statement of loss; and
(ii)	Regulatory and clinical costs of $1,183 were reclassified from regulatory and clinical expenses to research and development expenses in accordance with Lombard’s presentation policies. These regulatory and clinical costs relate to clinical patient costs, salaries and benefits of clinical staff, and consulting fees.

Reconciliation of the Altura historical statement of loss for the year ended December 31, 2014

		IFRS and Accounting Policy Adjustments
($’000)	Altura Historical U.S. GAAP	Presentation Adjustments	Note	Altura Adjusted IFRS
Revenue	$-	$-		$-
Cost of sales	-	-		-
Gross profit	-	-		-

Selling, marketing and distribution expenses	-	(346)	(iii)	(346)
Research and development expenses	(5,497)	(3,134)	(iv)	(8,631)
Administrative expenses	-	(1,833)	(iii)	(1,833)
Regulatory and clinical	(3,134)	3,134	(iv)	-
Selling, general, and administrative	(2,179)	2,179	(iii)	-
Total operating expenses	(10,810)	-		(10,810)
Operating loss	(10,810)	-		(10,810)
Finance income – interest receivable	-	-		-
Finance costs (a)	(616)	-		(616)
Loss before taxation	(11,426)	-		(11,426)
Taxation	(4)	-		(4)
Loss for the period from continuing operations	$(11,430)	$-		$(11,430)

(a)	Altura’s “Interest expense, net” and “Other expense, net” have been presented as Finance costs for comparability purposes because Altura did not generate material finance income during the year ended December 31, 2014.
Presentation adjustments to the unaudited pro forma condensed combined statement of loss for the year ended December 31, 2014 include:
(iii)	In accordance with Lombard’s presentation policies, administrative expenses of $1,833 relating to professional legal and consulting fees, salaries and benefits of non-sales staff, as well as other miscellaneous administrative expenses have been reclassified from “Selling, general and administrative expenses” to “Administrative expenses.” In addition, marketing expenses of $346 were reclassified from “Selling, general and administrative expenses” to ”Selling, marketing, and distribution expenses,” as Lombard separates administrative expenses from selling, marketing and distribution expenses on their statement of loss; and
(iv)	Regulatory and clinical costs of $3,134 were reclassified from regulatory and clinical expenses to research and development expenses, in accordance with Lombard’s presentation policies. These regulatory and clinical costs relate to clinical patient costs, salaries and benefits of clinical staff, and consulting fees.

4.	Pro forma adjustments related to financing
Summary of the net effect of financing adjustments
The following table summarizes the components of the financing related pro forma adjustments:
($’000)	Nine months ended September 30, 2015	Year ended December 31, 2014

Interest expense on Altura convertible notes	$233	$67
Amortization of Altura convertible note debt discount	668	194
Adjustment to eliminate historical expenses related to the Altura convertible notes and preferred stock warrants (a)	901	261

Interest expense on Altura Term Loan	153	236
Amortization of Altura deferred financing costs	95	113
Adjustment to eliminate historical expenses related to the Altura Term Loan (b)	248	349

Adjustment to record incremental interest expense relating to the Tranche II of the Oxford Loan Facility under the effective interest method (c)	(329)	(564)
Net adjustment to finance costs	$820	$46
(a)	Altura Convertible Notes and Stock Warrants
In October 2014, Altura issued $5,000, 8% interest convertible secured promissory notes. In connection with the convertible note arrangement, Altura issued warrants to purchase Altura preferred shares. Using the Black-Scholes option valuation model, the fair value of the warrants was determined to be $1,144. Upon issuance, Altura recorded the fair value of the warrants as a debt discount and a preferred stock warrant liability. The debt discount is amortized to interest expense over the term of the convertible note and changes in the fair value of the warrant liability are recorded to profit and loss. It was determined there were no significant changes in the fair value of the warrant liability between the time of issuance in October 2014 and the Acquisition.
The convertible note arrangement includes a change in control provision, allowing for conversion of the notes into Altura Series B preferred stock.  As a result of the Acquisition, the note holders exercised their conversion rights provided by this provision and converted all outstanding convertible note amounts into Altura Series B preferred shares. The Series B preferred shares acquired as a result of the conversion were then cancelled and extinguished and converted into the right to receive the respective purchase consideration in connection with the Acquisition. The preferred share warrants were not exercised and were thereby extinguished upon Acquisition. Neither at the time of the original issuance, nor at the date of acquisition did the features embedded in the convertible notes hold any significant value. As the change in control provisions included within the convertible note and warrant agreements were triggered by the Acquisition, the conversion of the note and cancellation and extinguishment of the warrants are considered to be directly attributable to the Acquisition.
For purposes of the unaudited pro forma condensed combined statements of loss, it is assumed Altura’s convertible notes were converted to Series B preferred shares on January 1, 2014, and that the preferred share warrants were cancelled and extinguished on January 1, 2014. Therefore, pro forma adjustments reflect the elimination of interest expense related to the convertible notes in the amount of $233 and $67, and the elimination of amortization of the debt discount in the amount of $668 and $194 recorded within the historical financial statements during the nine months ended September 30, 2015 and the year ended December 31, 2014, respectively.
(b)	Altura Term Loan
      In July 2013, Altura entered into a term loan and security agreement with Silicon Valley Bank for $5,000 (“Altura Term Loan”), which was made available in two separate tranches of $2,500 each. The facility bears interest at the greater of (i) 5.25% per annum or (ii) the rate that is equal to the U.S. Treasury note maturity on the funding date plus a loan margin of 4.87%. Payments of interest only were required through September 30, 2014, and, commencing October 2014, installments of principal and interest repayable in 30 equal monthly payments were required. The term loan matures on March 1, 2017. Altura drew the first tranche of the term loan in July 2013 and the second tranche in March 2014. The interest rates on the first and second tranches are 5.52% and 5.77%, respectively.

In December 2014, Altura entered into a first amendment to the Altura Term Loan to extend a new growth capital advance facility in the aggregate amount of $1,100, which was made available in two separate tranches of $450 and $650 respectively. The growth capital advance facility bears interest at the greater of 5.25% per annum or the rate that is equal to the per annum rate of interest equal to the sum of the U.S. Treasury note yield to maturity for a term equal to the U.S. Treasury note maturity on the funding date plus a loan margin of 4.49%. Altura is required to make interest-only monthly payments commencing on the first day of the month following the month in which the amounts are drawn, through to May 31, 2015. Commencing on June 1, 2015 through the maturity date, Altura is required to make 22 equal monthly payments of principal and interest. The new growth capital advance also matures on March 1, 2017. From January 2015 through March 2015, Altura drew on $1,100 of the new growth capital advance facility. The interest rates on the first and second tranches are 5.53% & 5.42%, respectively.
In June 2015, Altura entered into a second amendment to the Altura Term Loan to extend a new bridge loan facility for $220. The bridge loan facility bears interest at the greater of 5.25% per annum or the rate that is equal to the per annum rate of interest equal to the sum of the U.S. Treasury note yield to maturity for a term equal to the U.S. Treasury note maturity on the funding date plus a loan margin of 4.17%. Altura drew the full amount of new bridge loan facility on June 30, 2015. The interest rate on this drawing was 5.25%.
Total interest expenses relating to the Altura Term Loan and the related facilities for the nine months ended September 30, 2015 and for the year ended December 31, 2014, amounted to $153 and $236, respectively.
In addition to the repayment of principle at maturity, the Altura Term Loan and the first amendment to the Altura Term Loan to extend a new capital growth advance facility require Altura to provide payment at time of maturity or upon final prepayment, in the amount of 8.75% of amounts drawn. Altura accounted for this additional payment through recording a deferred financing cost and a corresponding non-current liability. Deferred financing costs amortized to interest expense for the nine months ended September 30, 2015 and for the year ended December 31, 2014, amounted to $95 and $113, respectively.
In connection with entering into the term loan agreement, Altura issued an immaterial amount of warrants which do not have a material impact on the unaudited condensed combined statements of loss. In addition, in February 2015 and March 2015, in connection with the new growth capital advance facility, Altura issued an immaterial amount of warrants which do not have a material impact on the unaudited condensed combined statements of loss.
Lombard used proceeds from Tranche II of the Oxford Loan Facility to pay down and extinguish the Altura Term Loan. For purposes of the unaudited pro forma condensed combined statements of loss, it is assumed the Altura Term Loan was immediately paid down and extinguished on January 1, 2014. Therefore, the pro forma adjustments reflect the elimination of interest expenses and amortization of deferred financing costs in the amounts $248 and $349 recorded in Altura’s historical financial statements during the nine months ended September 30, 2015 and the year ended December 31, 2014.
(c)	Oxford Loan Facility
On July 30, 2015, $5,500 was advanced from Tranche II of the Oxford Loan Facility for the specific purpose of paying down the Altura Term Loan assumed by Lombard according to the terms of the Acquisition. The effective interest rate for the fixed rate Tranche II loan is 10.26%. The effective interest rate includes the impact of the expenses related to the amortization of the deferred financing costs, warrants, and final payment fee at maturity; in addition to the interest expense on the loan. No other amounts have been advanced or drawn from Tranche II as of September 30, 2015.
The $5,500 advanced from Tranche II, along with the warrants issued in connection with Tranche II, are considered to be directly attributable to the Acquisition.  For purposes of the unaudited pro forma condensed combined statements of loss, it is assumed Tranche II of the Oxford Loan Facility was drawn down, and began accruing interest on January 1, 2014. Therefore, the pro forma adjustments reflect incremental interest expenses of $329 and $564 related to interest incurred for the periods January 1, 2015 through July 30, 2015 and for the year ended December 31, 2014, respectively.
5.	Consulting and professional fees
Lombard and Altura recorded consulting and professional fees directly related to the Acquisition of $239 and $1,061 respectively, during the nine months ended September 30, 2015. Such costs are considered to be directly attributable to the Acquisition. As a result, for purposes of the unaudited pro forma condensed combined statement of loss for the nine months ended September 30, 2015, pro forma adjustments reflect the elimination of $17 from selling, marketing and distribution, and $222 from administrative expenses recorded within Lombard’s historical financial statements. Additionally, pro forma adjustments reflect the elimination of $1,061 from administrative expenses recorded within Altura’s historical financial statements as of July 30, 2015. There were no such fees recorded by either Lombard or Altura during the year ended December 31, 2014.
6.	Altura retention agreements with change in control provision
During May 2015, Altura entered into retention bonus agreements with certain employees, the terms of which provided for the employees to receive 50% of a total bonus amount upon the completion of an employment period ending August 31, 2015, and the remaining 50% upon completion of an employment period ending December 31, 2015. Additionally, in the event of a change in control, the employees are entitled to receive 100% of the total bonus amount, irrespective of whether the employees remain employed with the Company in the post-acquisition period. Therefore, the retention bonus arrangements are considered to be unavoidable upon a change in control and are not dependent upon any future services being performed.  As a result, Altura recorded a liability of $137 on the historical financial statements for the period ending July 30, 2015. As these costs are directly attributable to the change in control event triggered by the Acquisition, a pro forma adjustment reflecting the elimination of these administrative expenses within Altura’s historical financial statements has been made.
7.	Employment severance agreements with change in control provisions
Prior to the Acquisition, Altura had an employment severance agreement with the CEO which included a change in control provision. Per the agreement, a severance payment occurs in the event of a change in control, and either (a) the executive is terminated at the option the acquirer, or (b) the executive’s responsibilities become redundant as a result of the change in control. Additionally, in the event that the executive’s responsibilities become redundant in connection with a change in control, severance payments would not be contingent upon the performance of services in the post-acquisition period.  Since severance payments are considered to be unavoidable upon a change in control and are not dependent upon any future services being performed, Altura recorded a liability of $393 on the historical financial statements as of July 30, 2015. These costs are directly attributable to the Acquisition are not subject to services being performed in the post-acquisition period, therefore a pro forma adjustment reflecting the elimination of these administrative expenses within Altura’s historical financial statements has been made.
8.	Fair values of identifiable assets acquired and liabilities assumed
Except as discussed below, the carrying value of Altura’s identifiable assets acquired and liabilities assumed are considered to approximate their fair values. The fair values of identifiable intangible assets were estimated using significant assumptions, such as the amount and timing of projected cash flows, the discount rate selected to measure the risks inherent in the future cash flows and the assessment of the asset’s life cycles, including competitive trends and other factors.
The fair value and estimated useful life of identifiable intangible assets are estimated as follows:
($’000)	Fair Value	Estimated Useful Life	Annual Amortization
Developed technology	$10,100	17	$594
In-process research and development	12,600	N/A	-
Total acquired identifiable intangible assets	$22,700		$594
The developed technology acquired has CE Mark approval for sales in Europe and the patent on the technology has protection against competing technology for 17 years. The in-process research and development relates to obtaining FDA approval for sale in the United States of America, and other approvals for sales in other markets. As no patent has been issued in relation to this in-process technology, there is no useful life yet associated. Based on the estimated respective fair values of the identified amortizable intangible assets, and the estimated useful lives, pro forma adjustments of $347 and $594 to record amortization expense relating to the developed technology acquired have been made to the unaudited pro forma condensed statement of loss for the nine months ended September 30, 2015, and for the year ended December 31, 2014, respectively.
9.	Income tax effects
The Company and Altura have a history of losses, and have both recorded a full valuation allowance against their respective deferred tax asset balances as of September 30, 2015 and December 31, 2014. Therefore, pro forma adjustments within the unaudited pro forma condensed combined statements of loss do not have an income tax consequence.

10.	Loss per share
The following table provides a reconciliation of the Company’s combined pro forma loss per share, as well as the pro forma weighted average number of shares outstanding for both its basic and diluted loss per share computations. Pursuant to the Acquisition, 3,700 Lombard ordinary shares were issued in exchange for all of Altura’s capital stock outstanding.  For purposes of the pro forma loss per share, it is assumed all of these shares remain outstanding between January 1, 2014 and the September 30, 2015.

As it relates to the historical loss per share information, diluted loss per ordinary share is identical to the basic loss per ordinary share as the exercise of the share options and warrants would have had the effect of reducing the loss per ordinary share and are therefore not dilutive. For purposes of the unaudited pro forma condensed combined statement of loss, the effects of share options and warrants are also assumed to not be dilutive and therefore the pro forma diluted loss per ordinary share information is the same as the pro forma basic loss per ordinary share.

($’000, except per share data)	Nine months ended September 30, 2015	Year ended December 31, 2014
Loss from continuing operations
Lombard	$(26,199)	$(34,752)
Altura	(6,347)	(11,430)
Pro Forma Adjustments	2,303	(548)
Combined pro forma loss from continuing operations	$(30,243)	$(46,730)

Weighted average number of shares
Lombard historical as published	17,040	14,556
Impact of sixty two days of shares issued on July 30, 2015 included in the weighted average number of shares in the Lombard historical published statements	(838)	-
New shares issued	3,700	3,700
Combined pro forma weighted average number of shares	19,902	18,256

Combined Pro Forma basic and diluted loss per ordinary share from continuing operations (in cents)	$(152.0)	$(256.0)

####

ALTURA AUDITED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2014

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of
Altura Medical, Inc.
Report on Financial Statements
We have audited the accompanying financial statements of Altura Medical, Inc. (the Company), which comprise the balance sheet as of December 31, 2014, and the related statements of operations, convertible preferred stock and stockholders’ deficit, and cash flows for the year then ended, and the related notes to the financial statements.
Management’s Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.
Auditor’s Responsibility
Our responsibility is to express an opinion on the financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.
We believe that the audit evidence obtained is sufficient and appropriate to provide a basis for our audit opinion.
Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2014, and the results of its operations and its cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.
Going Concern
The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company is presently generating no revenues and has an accumulated deficit. Further, the Company’s existing working capital is not sufficient to fund its operations for a period of at least twelve months from the balance sheet date. The Company requires additional financing in order to meet its anticipated cash needs necessary to fund operations and continued development of its product until the necessary regulatory approvals are obtained, if ever. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans concerning these matters are described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Moss Adams LLP
San Francisco, California
July 29, 2015

ALTURA MEDICAL, INC.
BALANCE SHEET
As of December 31, 2014

2014
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$3,695,956
Prepaids and other current assets	37,481
Total current assets	3,733,437

LONG-TERM ASSETS
Deferred financing costs	299,400
Property and equipment, net	102,250
Total assets	$4,135,087

LIABILITIES, CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

CURRENT LIABILITIES
Accounts payable	$325,918
Accrued clinical study expenses	396,582
Accrued compensation	177,068
Other accrued liabilities	284,481
Liability for early exercised restricted stock	18,357
Term loan, current portion	1,943,094
Convertible notes payable, net of debt discount	4,049,469
Accrued interest payable	66,667
Total current liabilities	7,261,636

LONG-TERM LIABILITIES
Preferred stock warrants liability	1,144,445
Liability for early exercised restricted stock, noncurrent portion	-
Term loan, noncurrent portion, net of debt discount	3,001,038
Total long-term liabilities	4,145,483
Total liabilities	11,407,119
COMMITMENTS (Note 4)
CONVERTIBILE PREFERRED STOCK, $0.0001 per share, issuable in series:
Series S: 3,000,000 shares designated, issued, and outstanding at December 31, 2014; liquidation preference of $3,000,000	2,905,716
Series A-1: 6,153,846 shares designated, issued, and outstanding at December 31, 2014; liquidation preference of $8,000,000	7,738,348
Series A-2: 3,680,982 shares designated, issued and outstanding at December 31, 2014; liquidation preference $6,000,001	5,986,853
Series A-3: 3,680,982 shares designated, issued and outstanding at December 31, 2014; liquidation preference $6,000,001	5,978,847
Series B: 19,157,000 shares designated at December 31, 2014; 10,000,000 shares issued and outstanding at December 31, 2014; liquidation preference of $10,000,000	9,967,118
STOCKHOLDERS’ DEFICIT
Common stock, par value $0.0001 per share: 50,000,000 shares authorized at December 31, 2014; 3,294,122 shares issued and outstanding at December 31, 2014	330
Additional paid-in capital	700,039
Accumulated deficit	(40,549,353)
Total stockholders’ deficit	(39,848,984)
Total liabilities, convertible preferred stock and stockholders’ deficit	$4,135,087

See accompanying notes.

ALTURA MEDICAL, INC.
STATEMENT OF OPERATIONS
Year Ended December 31, 2014

2014
OPERATING EXPENSES
Research and development	$5,497,274
Regulatory and clinical	3,133,522
Selling, general and administrative	2,178,627
Total operating expenses	10,809,423
LOSS FROM OPERATIONS	(10,809,423)
NONOPERATING EXPENSE, NET
Interest expense, net	(609,966)
Other expense, net	(6,155)
Total nonoperating expense, net	(616,121)
PROVISION FOR INCOME TAXES	(3,890)
NET LOSS	$(11,429,434)

See accompanying notes.

ALTURA MEDICAL, INC.
STATEMENT OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
For the Year Ended December 31, 2014

	Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance as of December 31, 2013	22,515,810	$28,586,604	3,248,557	$325	$483,039	$(29,119,919)	$(28,636,555)

Common stock issued for cash	-	-	45,565	5	7,285	-	7,290
Vesting of restricted stock	-	-	-	-	16,888	-	16,888
Series B convertible preferred stock issued at $1.00 per share for cash, net of issuance costs of $9,652	4,000,000	3,990,348	-	-	-	-	-
Issuance of common stock warrants related to debt	-	-	-	-	17,300	-	17,300
Stock –based compensation expense	-	-	-	-	175,527	-	175,527
Net loss	-	-	-	-	-	(11,429,434)	(11,429,434)
Balance as of December 31, 2014	26,515,810	$32, 576,952	3,294,122	$330	$700,039	$(40,549,353)	$(39,848,984)

See accompanying notes.

ALTURA MEDICAL, INC.
STATEMENT OF CASH FLOWS
Year Ended December 31, 2014

2014
OPERATING ACTIVITIES
Net loss	$(11,429,434)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	90,038
Amortization of debt discount to interest expense	198,858
Amortization of deferred financing costs to interest expense	113,242
Noncash interest expense	66,667
Stock-based compensation expense	175,527
Loss on disposal of property and equipment	409
Changes in operating assets and liabilities:
Prepaid and other current assets	33,362
Accounts payable and accrued liabilities	111,198
Net cash used in operating activities	(10,640,113)
INVESTING ACTIVITIES
Purchases of property and equipment	(41,631)
Net cash used in investing activities	(41,631)
FINANCING ACTIVITIES
Proceeds from issuance of common stock	7,290
Proceeds from term loan	2,500,000
Proceeds from convertible notes payable	5,000,000
Repayment of debt principal	(468,692)
Proceeds from issuance of convertible preferred stock, net of issuance costs	3,990,348
Net cash provided by financing activities	11,028,946
NET INCREASE IN CASH AND CASH EQUIVALENTS	347,182
CASH AND CASH EQUIVALENTS, beginning of period	3,348,774
CASH AND CASH EQUIVALENTS, end of period	$3,695,956
SUPPLEMENTARY CASH-FLOW INFORMATION
Cash paid for income taxes	$3,890
Cash paid for interest	$235,865
NONCASH INVESTING AND FINANCING ACTIVITIES
Vesting of restricted stock	$16,888
Issuance of preferred stock warrants related to convertible notes payable	$1,144,445
Issuance of common stock warrants relation to term loan	$17,300

See accompanying notes.

ALTURA MEDICAL, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 1 – BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES
Business – Altura Medical, Inc. (the “Company”) was originally incorporated on October 15, 2008, under the name of Altura Interventional, Inc., pursuant to the laws of the State of Delaware. In December 2009, the Company changed its name from Altura Interventional, Inc. to Altura Medical, Inc. The Company is an early-stage medical device company that is developing a system capable of repairing abdominal aortic aneurysms. Activities to-date have been focused primarily on research and development, financing and organizational matters.
Going concern and management’s plans – The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”), which contemplate continuation of the Company as a going concern. The Company has an accumulated deficit of $40,549,353 at December 31, 2014, and used cash in operations of $10,640,133 during the year ended December 31, 2014. Additionally, the Company has no revenue-generating activities and a working deficit at December 31, 2014 of $(3,518,417).
Successful completion of development of the Company’s initial commercial products is dependent upon continued operations of the Company, which in turn is dependent upon the Company’s ability to meet its financing requirements on a continuing basis, to maintain present financing, and to generate cash from future operations. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.
Management’s plans with respect to the foregoing are to continue development and testing of the Company’s products and obtain debt and/or additional equity capital from external sources. There is no assurance that additional funding will be available in the future when needed, on favorable terms, if at all.
Use of estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates under different assumptions or conditions.
Cash and cash equivalents – The Company considers all highly liquid investments with a maturity of three months or less, when acquired, to be cash equivalents. Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and money market funds. Management mitigates such potential risks by maintaining the Company’s cash balances with entities that management believes possess high-credit quality. Substantially all of the Company’s cash and cash equivalents are maintained at one financial institution domiciled in the United States. Amounts on deposit with this financial institution may, from time to time, exceed the federally-insured limit, as well as coverage provided by Securities Investment Protection Corporation.
Fair value of financial instruments – The Company has determined that the amounts reported for current assets and current liabilities, including prepaid expenses, accounts payable and accrued payables, accrued compensation, and the current portion of the term loan, are considered to have carrying amounts that approximate fair value because of the short-term maturity of these financial instruments.
Property and equipment – Property and equipment are recorded at cost and are depreciated over estimated useful lives of three years using the straight-line method. Repairs and maintenance expenditures that do not significantly add value to property and equipment, or prolong its life, are charged to expense as incurred. Upon disposition, the cost and related accumulated depreciation are removed from the accounts and the resulting gains and losses on dispositions of property and equipment are included in the operating results of the related period. The Company reviews its property, plant and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.
Fair-value measurements – The Company follows Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic No. 820, Fair Value Measurements. FASB ASC Topic No. 820 establishes a common definition for fair value, establishes a framework for measuring fair value, and expands disclosures about such fair value measurements. FASB ASC Topic No. 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
The Company measures fair value based on a three-level hierarchy of inputs, of which the first two are considered observable and the last unobservable. Unobservable inputs reflect the Company’s own assumptions about current market conditions.
The three-level hierarchy of inputs is as follows:
Level 1 - Quoted prices in active markets for identical assets or liabilities.
Level 2 - Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of assets or liabilities.
The fair value of the Company’s financial assets measured on a recurring basis as of December 31, 2014 comprise cash and cash equivalents of $3,695,956 classified as Level 1.
The fair value of the Company’s financial liabilities measured on a recurring basis as of December 31, 2014 comprise preferred stock warrants recorded as a liability carried at fair value, estimated using inputs determined to be Level 3. See “Preferred stock warrant liability” below and Note 3.
The Company has no assets or liabilities measured at fair value on a nonrecurring basis as of December 31, 2014.

Preferred stock warrant liability – The Company has certain warrants outstanding that were issued in connection with the convertible notes payable described in Note 3. According to the provisions of ASC 480, Distinguishing Liabilities from Equity, freestanding warrants for shares that are either puttable or warrants for shares that may be redeemable are classified as liabilities on the balance sheet at fair value. These warrants meet the criteria to be classified as liabilities, and as a result, the carrying value of such warrants are adjusted to their estimated fair value at the end of each reporting period based upon the value of the Company’s convertible preferred stock.
The Company estimated the fair value of these warrants at the respective dates using the Black-Scholes option valuation model, based on the estimated fair value of the underlying convertible preferred stock at the valuation measurement date, the remaining contractual term of the warrant, risk-free interest rates, expected dividends, and the expected volatility of the price of the underlying convertible preferred stock. These estimates, especially the market value of the underlying convertible preferred stock and the related expected volatility, are highly judgmental and could differ materially in the future (see Note 3).

Research and development – Research and development costs are expensed when incurred.
Stock-based compensation – The Company accounts for stock compensation in accordance with the provisions of FASB ASC Topic No. 718, Stock-Based Compensation, which established accounting for stock-based awards exchanged for employee services. Accordingly, stock-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized as expense over the employees’ requisite service period.
The Company accounts for equity instruments issued to nonemployees in accordance with FASB ASC Topic No. 505-50, Equity-Based Payments to Non-Employees. The Company records the expense of such services based on the estimated grant date fair value of the equity instrument using the Black-Scholes option valuation model. Assumptions used to value the equity instruments are generally consistent with equity instruments issued to employees. The value of the equity instrument is recognized as expense on a straight-line basis over the period in which the related services are rendered.

Income taxes – The Company uses the asset and liability method of accounting for income taxes. Accordingly, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. Current income taxes are based on the year’s taxable income for federal and state income tax reporting purposes and the annual change in deferred taxes. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.
The Company’s net deferred tax assets at December 31, 2014 consists principally of net operating losses and capitalized research costs, and the Company provided a 100% valuation allowance for its deferred tax assets. No benefit for income taxes has been provided in the accompanying statements of operations since all deferred tax assets have been fully reserved. Federal net operating losses can be carried back for two years, and remaining, unused carrybacks can be carried forward 20 years.
Net operating losses begin to expire in 2028 for federal and state tax purposes. Utilization of the Company’s net operating losses in future periods may be limited by Section 382 of the Internal Revenue Code due to changes in the Company’s ownership structure, the effects of which have not been determined.
GAAP prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that it has taken or expects to take on a tax return. GAAP only allows a favorable tax position to be included in the calculation of tax liabilities and expenses if a company concludes that it is more likely than not that its adopted tax position will prevail if challenged by tax authorities. The Company did not recognize any adjustments regarding its tax accounting treatments for the year ended December 31, 2014.
Recent accounting pronouncements – In June 2014, the FASB issued Accounting Standards Update (ASU) No. 2014-10, Development Stage Entities (Topic 915): Elimination of Certain Financial Reporting Requirements, Including an Amendment to Variable Interest Entities Guidance in Topic 810 Consolidation. The ASU removes all incremental reporting requirements applicable to development stage entities under Topic 915, and eliminates the exception for development stage entities when applying Variable Interest Entity (VIE) guidance under Topic 810. The amendments also clarify that the guidance in Topic 275, Risks and Uncertainties, is applicable to entities that have not commenced planned principal operations. As a result, there will no longer be any accounting or reporting differences between development stage entities and other operating entities. The changes to presentation and disclosure requirements are effective for annual reporting periods beginning after December 15, 2014. Early application of the amendments is permitted for any annual reporting period for which the entity’s financial statements have not yet been issued or made available for issuance. The Company has elected to early adopt this update for the year ended December 31, 2014.
In August 2014, the FASB issued ASU 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern. ASU 2014-15 provides guidance on management’s responsibility in evaluating whether there is substantial doubt about a company’s ability to continue as a going concern and to provide related footnote disclosures. ASU 2014-15 is effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. Early application is permitted. The Company is in the process of evaluating the provisions of ASU 2014-15.
Subsequent events – Subsequent events are events or transactions that occur after the balance sheet date but before financial statements are issued or are available to be issued. The Company recognizes in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing the financial statements. The Company’s financial statements do not recognize subsequent events that provide evidence about conditions that did not exist at the date of the balance sheet but arose after the balance sheet date and before financial statements are issued or are available to be issued. The Company has evaluated subsequent events through July 29, 2015, which is the date the financial statements were available to be issued.

NOTE 2 – PROPERTY AND EQUIPMENT
Property and equipment, net consisted of the following at December 31:
2014
Lab equipment	$187,276
Computer equipment	110,223
Furniture and fixtures	24,813
Leasehold improvements	21,670
343,982
Less accumulated depreciation	(241,732)
Property and equipment, net	$102,250

Depreciation expense for the years ended December 31, 2014 was $90,038.

NOTE 3 – DEBT
Term Loan – In July 2013, the Company entered into a term loan and security agreement with a financial institution for $5,000,000, which was made available in two separate tranches of $2,500,000 each. The second tranche is available subject to certain specified milestones and expired at the earlier of March 31, 2014. Payments of interest only are required through September 30, 2014, and, commencing in October 2014, installments of principal and interest repayable in 30 equal monthly payments. In addition to such monthly payments, a final payment is required, computed as 8.75% of the total principal borrowed, in addition to the outstanding principal and accrued and unpaid interest on the maturity date of March 1, 2017. The term loan bears interest at the greater of 5.25% per annum or the rate that is equal to the per annum rate of interest equal to the sum of the U.S. Treasury note yield to maturity for a term equal to the U.S. Treasury note maturity on the funding date plus a loan margin of 4.87%. Prepayments are allowed but are subject to a prepayment fee, which ranges from 2.0% to 4.0% of the outstanding principal balance as of the prepayment date.
Mandatory prepayment applies under certain conditions. The term loan is secured by substantially all of the Company’s assets.
The Company drew on the first tranche of the term loan of $2,500,000 in July 2013 and on the second tranche of the term loan of $2,500,000 in March 2014. As of December 31, 2014, the term loan principal balance was $4,531,308. During the year ended December 31, 2014, the Company made principal repayments of $468,692 and interest payments totaling $235,865.
The term loan agreement includes an amount payable upon maturity or upon final prepayment representing 8.75% of amounts drawn. The Company recorded $218,750 during the year ended December 31, 2014, relating to this final payment amount as long term other assets with a corresponding amount in the term loan, noncurrent portion in the respective balance sheets. The deferred financing cost is being amortized to interest expense over the period of the related debt. The amount amortized to interest expense for the year ended December 31, 2014, relating to the deferred financing cost was $113,242. The unamortized deferred financing cost was $299,400 as of December 31, 2014.

In December 2014, the Company entered into a first amendment to the loan and security agreement with the financial institution to extend a new growth capital advance facility and to make certain revisions to the loan agreement relating to the security interest in the Company’s intellectual property. A growth capital advance facility in the aggregate amount of $1,100,000 was extended by the bank available in two separate draws of which the second draw is contingent upon the Company’s receipt of CE Mark approval and the bank’s commitment to lend terminates on the earlier of March 31, 2015, or an event of default, as defined. Amounts repaid from the growth capital advance facility may not be re-borrowed. The Company is required to make monthly payments of interest only commencing on the first day of the month following the month the draw is made through May 31, 2015. Commencing on June 1, 2015 through the maturity date, the Company is required to make 22 equal monthly payments of principal and interest. All unpaid principal and accrued and unpaid interest is due and payable in full on the maturity date. The growth capital advance facility bears interest at the greater of 5.25% per annum or the rate that is equal to the per annum rate of interest equal to the sum of the U.S. Treasury note yield to maturity for a term equal to the U.S. Treasury note maturity on the funding date plus a loan margin of 4.49%. The Company is allowed to make prepayments only upon certain limited specified conditions and are subject to a prepayment fee, which ranges from 1.0% to 3.0% of the outstanding principal balance as of the prepayment date. Mandatory prepayment applies under certain conditions. The final maturity date is March 1, 2017. The first amendment to the loan agreement includes an amount payable upon maturity or upon final prepayment of the growth capital advance facility representing 8.75% of amounts drawn. From January 2015 through March 2015, the Company drew on $1,100,000 of the growth capital advance facility.
In June 2015, the Company entered into a second amendment to the loan and security agreement with the financial institution to extend a new bridge loan facility for $220,000. Amounts repaid from the bridge loan facility may not be re-borrowed. The Company is required to make monthly payments of interest only commencing on the first day of the month following the month the draw is made through the day before the maturity date. On the maturity date, all unpaid principal and accrued and unpaid interest is due and payable in full. The bridge loan facility bears interest at the greater of 5.25% per annum or the rate that is equal to the per annum rate of interest equal to the sum of the U.S. Treasury note yield to maturity for a term equal to the U.S. Treasury note maturity on the funding date plus a loan margin of 4.17%. The Company is allowed to make prepayments only upon certain limited specified conditions. Mandatory prepayment applies under certain conditions. The final maturity date is September 1, 2015, which may be extended to October 1, 2015 if the Company meets a funding milestone in which the Company raises $250,000 or cash proceeds from the sale of the Company’s capital stock to borrowers subsequent to the second amendment date of the agreement. The amendment to the loan agreement includes a transaction fee of $25,000 due upon maturity or upon final prepayment of the bridge loan facility. In July 2015, the Company drew on $220,000 of this bridge loan facility.
Scheduled future minimum payments under the outstanding term loan (including the growth capital advance and the bridge loan amounts drawn from January 2015 through July 2015 are as follows:
Fiscal Year Ending December 31,
2015	$7,553,350
2016	2,661,279
2017	636,680
Total minimum payments	$10,851,309

In connection with entering into the term loan agreement, the Company issued warrants to purchase a certain number of shares of either the Company’s common stock or the convertible preferred stock sold at the next equity financing, at the bank’s election. If no subsequent equity financing occurs, then the warrant would be exercisable for common stock. The exercise price per share would be $0.16 if exercisable for common stock and the price of the next round if exercisable for the Company’s convertible preferred stock should a next round occur. The number of shares the warrant is exercisable for is computed as $20,000 for each tranche of the term loan divided by the exercise price, whether for common stock or for the next round of convertible preferred stock. The warrant has a 10-year term and permits cashless exercise. A warrant was issued pursuant to each tranche of the term loan, each for 125,000 shares of the Company’s common stock at an exercise price of $0.16 per share. As of December 31, 2014, these warrants exercisable for 250,000 shares of the Company’s common stock remain outstanding.
The fair value of the warrants issued in connection with each tranche under the term loan during the years ended December 31, 2014 was estimated to be $17,300. The warrants were determined using the Black-Scholes valuation model and the following assumptions at issuance:
2014
Expected volatility	61.31%
Dividend yield	0.00%
Risk free interest rates	2.30%
Expected term (years)	10.00

The Company recorded the fair value of the warrants as a debt discount, which is amortized to interest expense over the period of the related debt. The amount amortized to interest expense during the year ended December 31, 2014, relating to the warrants was $4,944. The aggregate unamortized discount was $24,676 as of December 31, 2014.
In February 2015 and in March 2015, in connection with the new growth capital advance facility, the Company issued warrants to purchase a certain number of shares of either the Company’s Series B convertible preferred stock or the convertible preferred stock sold at the next equity financing, at the bank’s election. If no subsequent equity financing occurs, then the warrant would be exercisable for Series B convertible preferred stock. The exercise price per share would be $1.00 if exercisable for the Series B convertible preferred stock and the price of the next round if exercisable for the Company’s convertible preferred stock should a next round occur.
The number of shares the warrant is exercisable for is computed as $77,000 divided by the exercise price, whether for the Series B convertible preferred stock or for the next round of convertible preferred stock. The warrant has a 10-year term and permits cashless exercise and remain outstanding as of July 29, 2015.
Convertible notes payable – In October 2014, the Company obtained $5,000,000 through convertible secured promissory notes from various stockholders. These debt agreements accrue interest at 8% per annum. The outstanding principal and accrued and unpaid interest are repayable in full on demand at any time after the earlier to occur of either the maturity date of October 28, 2015 or upon the occurrence of an event of default as defined.
Upon a Qualified Financing, as defined, the outstanding principal and accrued and unpaid interest automatically convert into shares of the preferred stock sold by the Company in the Qualified Financing based upon the lowest per share price of the preferred stock sold in the Qualified Financing, subject to certain adjustments.
Upon a Non-Qualified Financing, as defined, the outstanding principal and accrued and unpaid interest may be converted into shares of the preferred stock sold by the Company in the Non-Qualified Financing at the election of a majority of the debt holders based upon the lowest per share price of the preferred stock sold in the Non-Qualified financing. If the Company does not close a Qualified Financing, as defined, but intends to consummate a Change in Control while the convertible notes are outstanding, the outstanding principal and accrued and unpaid interest may be converted into shares of the Company’s Series B convertible preferred stock at the election of a majority of the debt holders based upon a $1.00 per share price, subject to certain adjustments.
Upon a Change in Control, if the majority of the debt holders do not elect to convert all of the convertible notes into shares of Series B convertible preferred stock, an amount equal to three times the unpaid principal, plus any accrued and unpaid interest shall become immediately due and payable.
In connection with entering into the convertible notes agreements, the Company issued warrants to purchase a certain number of shares of either the Company’s preferred stock to be sold at the next equity financing, or if no equity financing occurs, then shares of the Company’s Series B convertible preferred stock. If an equity financing occurs, then the exercise price would be the lowest per share price of the preferred stock sold in the financing. If no subsequent equity financing occurs or if the Company completes a Change in Control transaction, then the exercise price per share would be $1.00 exercisable for the Company’s Series B convertible preferred stock. The number of shares the warrant is exercisable for is computed as at 50% coverage of the principal amount of the term loan divided by the exercise price, whether for the next round of preferred stock to be sold, or for the Company’s Series B convertible preferred stock. The warrant has a 10-year term and permits cashless exercise. As of December 31, 2014, as no equity financing has occurred, the Company accounted for these warrants as exercisable for 2,576,998 shares of Series B convertible preferred stock. As of December 31, 2014, these warrants remain outstanding.
The fair value of warrants issued in connection with convertible debt during the year ended December 31, 2014 was estimated to be $1,144,445. There was no significant change in fair value between the issuance of the warrant and December 31, 2014. The warrants were determined using the Black-Scholes option valuation model and the following assumptions at issuance:
Expected volatility	61.31%
Dividend yield	0.00%
Risk free interest rates	2.30%
Expected term (years)	10.00

The Company recorded the fair value of the warrants as a debt discount and a preferred stock warrant liability. The debt discount is amortized to interest expense over the period of the related debt. The amount amortized to interest expense during the year ended December 31, 2014, relating to the preferred stock warrant liability was $190.741. The unamortized discount was $953,704 as of December 31, 2014.
NOTE 4 – COMMITMENTS
Operating leases – In October 2012, the Company entered into a lease agreement for facilities located in Menlo Park, California. The lease agreement has an effective date of January 15, 2013, and has a term of 38 months. The lease is secured by an irrevocable letter of credit dated November 30, 2012, in the amount of $72,640. The letter of credit expires on April 30, 2016.
The facility leases contain rent escalation clauses. Rent expense is recorded on a straight-line basis over the term of the leases. The difference between the base rent payment and the straight-line rent amount is recorded as a deferred rent liability, which is ultimately amortized over the term of the related lease. At December 31, 2014, total deferred rent liability was $10,642, included in other accrued liabilities in the balance sheet. Rent expense was $168,526 for the year ended December 31, 2014.
Future minimum lease payments required under operating leases at December 31, 2014, are as follows:
Fiscal Year Ending December 31,
2015	$176,400
2016	44,400
Total minimum lease payments	$220,800
NOTE 5 – STOCKHOLDERS’ EQUITY
Convertible preferred stock – The Company has authorized 35,672,810 shares of preferred stock with a par value of $0.0001 per share.
In April 2013, the Company entered into a Series B Preferred Stock Purchase Agreement, which provides for the issuance of an aggregate amount of 10,000,000 shares of Series B Preferred Stock at a purchase price of $1.00 per share in two closings, an initial closing and a second closing. In April 2013, the initial closing was completed and an aggregate amount of 6,000,000 shares of Series B Convertible Preferred Stock were issued to existing investors in exchange for $6,000,000 in cash. In March 2014, the second closing was completed and an aggregate amount of 4,000,000 shares of Series B Convertible Preferred Stock was issued for an aggregate price of $4,000,000 in cash. Issuance costs of $9,652 were capitalized during the years ended December 31, 2014, in connection with these financings.
The rights and preferences of the Company’s Convertible Preferred Stock are as follows:
Dividends – Holders of shares of Series B, Series A-3, Series A-2, Series A-1, and Series S Convertible Preferred Stock shall be entitled to receive, on a pari passu basis, noncumulative dividends prior to and in preference to any declaration or payment of any dividend on the common stock at the rate of 8% of the Original Issue Price of each respective Series Convertible Preferred Stock, when and if declared. Through December 31, 2014, no dividends had been declared.
Liquidation – In the event of any liquidation, dissolution or winding up of the Company, the holders of the Series B, Series A-3, Series A-2, Series A-1, and Series S Convertible Preferred Stock on a pari passu basis, shall be entitled to receive, prior and in preference to any distribution from the assets of the Company to the holders of common stock, an amount per share equal to the Original Issue Price of each respective Series Convertible Preferred Stock, plus all accrued but unpaid dividends.

If upon the occurrence of such event, the assets and funds distributed among the holders of the Series B, Series A-3, Series A-2, Series A-1, and Series S Convertible Preferred Stock shall be insufficient to permit the payment to such holders of the full preferential amounts, then the entire assets and funds of the Company legally available for distribution shall be distributed ratably among the holders of the Series B, Series A-3, Series A-2, Series A-1, and Series S Convertible Preferred Stock on a pari passu basis, in proportion to the preferential amount each such holder is otherwise entitled to receive.
After payment of the above amounts, the remaining assets of the Company available for distribution to the stockholders shall be distributed to the holders of the common stock on a prorata basis.
Unless the holders of at least a majority of the then outstanding Convertible Preferred Stock, voting together as a separate class on an as-converted basis, elect otherwise, a deemed liquidation event is defined as a liquidation, dissolution or winding up of the Company and shall be deemed to include the acquisition of the Company by another entity by means of any transaction or series of related transactions, consolidation, issuance of capital stock by the Company or sale of outstanding capital stock of the Company, or a sale, conveyance, exclusive license, encumbrance or other disposition of all or substantially all of the assets, including intellectual property, of the Company.
If a deemed liquidation event occurs, the holders of the Series B, Series A-3, Series A-2, Series A-1, and Series S Convertible Preferred Stock shall be entitled to receive the greater of the respective Series liquidation amount or the amount per share that would be received by the holders of the Series Convertible Preferred Stock and Common Stock based on the prorata ownership of share of Common Stock based on the prorata ownership of shares of Common Stock held by each, assuming conversion of all Series Convertible Preferred Stock.
Redemption – The Series Convertible Preferred Stock is not redeemable.
Conversion – Shares of Series B, Series A-3, Series A-2, Series A-1, and Series S Convertible Preferred Stock are convertible at the holder’s option into shares of common stock, on a share-for-share basis using a conversion rate based on the respective Original Issue Price per share of each Series Convertible Preferred Stock. The conversion rate may be adjusted upon certain events and for certain dilutive issuances, splits and combinations. Conversion is automatic in the event of a sale of the Company’s Common Stock at a per share price of at least $3.00 per share or upon the election of a majority of the holders of the Series S, Series A-1, Series A-2, Series A-3, and Series B Convertible Preferred Stock, voting together as a separate class.
Voting – Each share of Convertible Preferred Stock has the same voting rights as the number of shares of common stock into which it is convertible. The holders of record of the Convertible Preferred Stock, voting together as a single class on an as-converted to Common Stock basis, shall be entitled to elect three directors of the Company. The holders of record of the Common Stock, voting together as a single class, shall be entitled to elect two directors of the Company. The holders of record of the Convertible Preferred and Common Stock, voting together as a single class on an as-converted to Common Stock basis, shall be entitled to elect two directors.
Classification - The Company has classified preferred stock as mezzanine equity on the balance sheets as the stock is contingently convertible.  Upon occurrence of change in control or the sale of the Company’s Common Stock at certain price, holder has the right to convert to an ownership or equity interest in the company.
Common stock – The Company has authorized 50,000,000 shares of common stock with a par value of $0.0001.

Reserved shares – The Company has the following shares of common stock reserved for future issuances including the warrants issued in February and March 2015 relating to the growth capital facility:
Convertible preferred stock authorized, but not yet issued	9,157,000

Conversion of convertible preferred stock issued and outstanding:
Series S	3,000,000
Series A-1	6,153,846
Series A-2	3,680,982
Series A-3	3,680,962
Series B	10,000,000

Warrants outstanding:
Series B convertible preferred stock	2,653,998
Common stock	250,000

Stock option plan:
Stock options available for grant	1,333,841
Outstanding stock options	4,522,037
Total common stock reserved for future use	44,432,686

NOTE 6 – STOCK INCENTIVE PLAN
The Company’s 2008 Stock Incentive Plan (the “2008 Plan”) provides for the issuance of stock option awards and restricted stock to employees, directors, and consultants. The exercise price of options granted under the 2008 Plan is established by the Company’s Board of Directors, and no option shall have a term in excess of ten years from the option grant date. The Company reserved up to 7,150,000 shares of the Company’s common stock under the 2008 Plan.
Under the terms of employment for a key employee of the Company, after the close of the next equity financing, the key employee will receive additional options in order to refresh the employee’s outstanding options to 5% of the fully diluted shares outstanding, based on performance as determined by the Company’s Board of Directors.

Activity under the 2008 Plan is summarized as follows:
				Weighted Average
		Outstanding		Exercise Price	Grant Date Fair Value
	Available for Grant Shares	Options	Restricted Stock	Options	Restricted Stock
Balance at December 31, 2012	182,000	2,154,400	853,600	$0.17	$0.19
Additional shares authorized	2,750,000	-	-	-	-
Restructured common stock issued	(220,281)	-	220,281	-	$0.16
Options granted	(2,738,753)	2,738,753	-	$0.16	-
Options exercised	-	(164,676)	-	$0.11	-
Options canceled/expired	129,724	(129,724)	-	$0.23	-
Balance at December 31, 2013	102,690	4,598,753	1,073,881	$0.16	$0.18
Additional shares authorized	1,200,000	-	-	-	-
Options granted	(1,176,058)	1,176,058	-	$0.20	-
Options exercised	-	(45,565)	-	$0.16	-
Options canceled/expired	1,207,209	(1,207,209)	-	$0.17	-
Balance at December 31, 2014	1,333,841	4,522,037	1,073,881	$0.17	$0.18

Shares vested and expected to vest at December 31, 2014		4,402,187		$0.17
Shares vested and exercisable at December 31, 2014		2,402,168		$0.17

The Company stock options outstanding and exercisable as of December 31, 2014, are summarized as follows:
	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number of Shares	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price Per Share	Number of Shares	Weighted-Average Exercise Price
$0.10	144,000	5.12	$0.10	144,000	$0.10
$0.16	3,284,407	8.09	$0.16	1,910,440	$0.16
$0.20	807,630	9.45	$0.20	103,396	$0.20
$0.24	286,000	6.63	$0.24	244,332	$0.24
	4,522,037	8.15	$0.17	2,402,168	$0.17

The weighted-average grant date fair value of employee stock options granted during the year ended December 31, 2014, was $0.11. The unrecognized compensation expense for stock options, net of estimated forfeitures, was $167,989 as of December 31, 2014, and will be recognized as expense over a weighted-average period of 2.42 years.
In April 2013, the Company revised the exercise price of 1,430,000 stock options that were previously granted to three employees in 2012 from $0.39 per share to $0.16 per share. The additional fair value resulting from the repricing of these stock options was $54,025, of which the Company recognized additional stock-based compensation expense in 2013 of $17,793 relating to the vested portion and the remainder to be recognized over the remaining vesting term of the related stock options.

The Company issued shares of the Company’s common stock to employees and consultants, subject to the terms of the 2008 Plan and Restricted Stock Award Agreements, as follows:

	Issued to	In Exchange For	Vesting	Number of Shares	Fair Value Per Share	Aggregate Fair Value
December 2009	Consultant	Services	Fully vested upon issuance	220,000	$0.10	$22,000
December 2010	Consultant	Services	Fully vested upon issuance	93,600	$0.10	9,360
August 2011	Consultant	Services	Fully vested upon issuance	540,000	$0.24	129,600
April 2013	Employee	Cash	25% vested in January 2014, remainder vests ratably over 36 months from January 2014	220,281	$0.16	35,245
				1,073,881		$196,205

The Company has a right of first refusal to purchase all or any shares offered for sale at the price specified in the offer. The rights provided the Company shall terminate upon the consummation of a public offering or immediately prior to the consummation of a change in control whereupon the shares will be exchanged for shares of a successor corporation, which corporation is publicly-held.
As none of the restricted common stock that was issued in April 2013 was vested as of December 31, 2013, the related amount of $35,245 was reclassified to a liability for early exercised restricted stock in the balance sheet as of December 31, 2013. During the year ended December 31, 2014, 105,551 shares vested and the Company reclassified $16,888 from the liability into additional paid-in capital. As of December 31, 2014, 114,730 shares remain unvested. In April 2015, the Board of Directors approved the Company to repurchase 220,281 shares of common stock at the original price paid of $35,245.
The Company recognized stock-based compensation as follows:
Year Ended December 31, 2014
Stock-based compensation by type of award:
Employee stock options	$126,934
Nonemployee stock options	48,593
Total stock-based compensation	$175,527

Stock based compensation in the form of stock options, included in:
Research and development	$37,214
Regulatory and clinical	14,688
Selling, general and administrative	123,625
Total stock-based compensation	$175,527

The Company has not recognized any tax benefits from stock options granted during the year ended December 31, 2014 and 2013.
During the year ended December 31, 2014, the Company granted stock options exercisable for 194,724 shares of common stock to nonemployees at an exercise price of $0.20 per share. As of December 31, 2014, the Company has options exercisable for 1,362,723 shares of common stock outstanding that were granted to nonemployees.

The fair value of each option grant to employees on the date of grant and as of December 31, 2014 for nonemployee stock options was estimated using the Black-Scholes option valuation model with the following weighted-average assumptions:
	Employees	Nonemployees
Expected volatility	62.39%	57.63%
Dividend yield	0.00%	0.00%
Risk free interest rates	1.93%	2.71%
Expected term (years)	6.08	8.11

The Company estimated the fair value of employee stock options on the date of grant and nonemployee stock options on the date of service performance, using the Black-Scholes option valuation model. The Black-Scholes option valuation model requires the use of a number of judgmental assumptions, including expected volatility, risk-free interest rate, expected dividends, and expected term of the share option.
Expected volatility – The Company determined that the use of a pool of publicly traded competitors’ volatilities is more reflective of market conditions and an appropriate indicator of expected volatility in accordance with guidance in the FASB ASC Topic No. 320 and the Securities and Exchange Commission’s Staff Accounting Bulletin No. 107, Share-Based Payments (SAB 107). The Company will continue to monitor these and other relevant factors used to measure expected volatility for future stock option grants.
Dividend yield of zero – The dividend yield of zero is based on the fact that the Company has never paid cash dividends and has no present intention to pay cash dividends.
Risk-free interest rates – The risk-free interest rates are taken from the Daily Federal Yield Curve Rates as of the grant dates as published by the Federal Reserve and represent the yields on actively traded U.S. Treasury securities for terms equal to the expected term of the options.
Expected term – The expected term of employee stock options represents the weighted-average period that the stock options are expected to remain outstanding. The Company’s historical share option exercise experience does not provide a reasonable basis upon which to estimate expected term. In accordance with guidance in SAB 107, the Company used the “simplified” method for calculating expected term. For nonemployee stock options, the Company estimates the expected term to be the remaining contractual term of the award.
NOTE 7 – INCOME TAXES
Income taxes have been accounted for in accordance with ASC 740, Accounting for Income Taxes. The Company had net deferred tax assets of approximately $17,176,468 at December 31, 2014, which were primarily comprised of federal and state net operating loss carryforwards, research tax credit carryforwards, other deferred tax assets, and which were fully offset by a valuation allowance.
Realization of deferred tax assets is dependent on future taxable income. Based on the Company’s history of losses, the net deferred tax assets have been fully offset by a valuation allowance as of December 31, 2014. The valuation allowance increased by approximately $4,780,687 during the years ended December 31, 2014.
The Company had federal net operating loss carryforwards of approximately $18,048,000, respectively, as of December 31, 2014. The Company had state net operating loss carryforwards of approximately $17,803,000 as of December 31, 2014. These net operating losses will expire at various dates beginning in 2028 if not utilized and may be subject to annual limitations of usage, as promulgated by the Internal Revenue Service (“IRS”), due to ownership changes that have occurred in the past. The Company has U.S. federal and state income tax returns open for examination by taxing authorities for all years since inception.
Utilization of the net operating loss carryforwards and credits may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended and similar state provisions. The annual limitation may result in the expiration of net operating losses and credits before utilization.

NOTE 8 - SUBSEQUENT EVENTS
In June 2015, the Company adopted a Management Carve-Out Plan which provides bonus payments to certain employees and service providers upon a change in control, as defined. The Carve-Out Plan establishes a bonus pool amount of up to 10.5% of the total consideration, defined as closing consideration plus contingent consideration, received in connection with the change in control transaction. Each participant's transaction bonus payment shall be a percentage of the bonus pool amount less the cash and fair market value of any securities to be received by the participant in the change in control transaction with respect to equity securities or rights to equity securities held by the participant immediately prior to the change in control transaction.

####

ALTURA UNAUDITED FINANCIAL STATEMENTS FOR THE PERIODS ENDED JUNE 30, 2015 AND 2014

ALTURA MEDICAL, INC.
BALANCE SHEET
As of June 30, 2015 (Unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$613,785
Prepaids and other current assets	57,006
Total current assets	670,791

LONG-TERM ASSETS
Deferred financing costs	340,586
Property and equipment, net	64,410
Total assets	$1,075,787

LIABILITIES, CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

CURRENT LIABILITIES
Accounts payable	$215,722
Accrued clinical study expenses	334,441
Accrued compensation	651,581
Other accrued liabilities	278,924
Term loan, current portion	1,605,779
Convertible notes payable, net of debt discount	4,623,875
Accrued interest payable	266,667
Total current liabilities	7,976,989

LONG-TERM LIABILITIES
Preferred stock warrants liability	1,144,445
Term loan, noncurrent portion, net of debt discount	3,774,437
Total long-term liabilities	4,918,882
Total liabilities	12,895,871
COMMITMENTS (Note 4)
CONVERTIBILE PREFERRED STOCK, $0.0001 per share, issuable in series:
Series S: 3,000,000 shares designated, issued, and outstanding at June 30, 2015; liquidation preference of $3,000,000	2,905,716
Series A-1: 6,153,846 shares designated, issued, and outstanding at June 30, 2015; liquidation preference of $8,000,000	7,738,348
Series A-2: 3,680,982 shares designated, issued and outstanding at June 30, 2015; liquidation preference $6,000,001	5,986,853
Series A-3: 3,680,982 shares designated, issued and outstanding at June 30, 2015; liquidation preference $6,000,001	5,978,847
Series B: 19,157,000 and 10,000,000 shares designated at June 30, 2015, respectively; 10,000,000 and 6,000,000 shares issued and outstanding at June 30, 2015, respectively; liquidation preference of $10,000,000	9,967,188
STOCKHOLDERS’ DEFICIT
Common stock, par value $0.0001 per share: 50,000,000 share authorized and 3,073,841 shares issued and outstanding at June 30, 2015	310
Additional paid-in capital	770,253
Accumulated deficit	(45,167,599)
Total stockholders’ deficit	(44,397,036)
Total liabilities, convertible preferred stock and Stockholders’ deficit	$1,075,787

See accompanying notes.

ALTURA MEDICAL, INC.
STATEMENTS OF OPERATIONS
Six-Month Periods Ended June 30, 2015 and 2014 (Unaudited)

	Six-Month Periods Ended June 30,
	2015	2014
OPERATING EXPENSES
Research and development	$1,241,597	$3,199,490
Regulatory and clinical	1,073,671	1,586,335
Selling, general and administrative	1,311,647	1,016,882
Total operating expenses	3,626,915	5,802,707
LOSS FROM OPERATIONS	(3,626,915)	(5,802,707)
NONOPERATING EXPENSE, NET
Interest expense, net	(985,477)	(139,139)
Other expense, net	-	-
Total nonoperating expense, net	(985,477)	(139,139)
PROVISION FOR INCOME TAXES	(5,854)	(3,890)
NET LOSS	$(4,618,246)	$(5,945,736)

See accompanying notes.

ALTURA MEDICAL INC
STATEMENT OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
For the Six-Month Period Ended June 30, 2015 (Unaudited)

	Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance as of December 31, 2014	26,515,810	$32,576,952	3,294,122	$330	$700,039	$(40,549,353)	$(39,848,984)

Repurchase of restricted common stock	-	-	(220,281)	(20)	(19,071)	-	(19,091)
Vesting of restricted stock	-	-	-	-	2,203	-	(2,203)
Stock –based compensation expense	-	-	-	-	87,082	-	87,802
Net loss	-	-	-	-	-	(4,618,246)	(4,618,246)
Balance as of June 30, 2015	26,515,810	$32,576,952	3,037,841	$310	$770,253	$(45,167,599)	$(44,397,036)

See accompanying notes.

ALTURA MEDICAL, INC.
STATEMENTS OF CASH FLOWS
Six-Month Periods Ended June 30, 2015 and 2014 (Unaudited)

	2015	2014
OPERATING ACTIVITIES
Net loss	$(4,618,246)	$(5,945,736)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	37,840	44,442
Amortization of debt discount to interest expense	574,406	2,843
Amortization of deferred financing costs to interest expense	(41,186)	44,744
Noncash interest expense	200,000	-
Stock-based compensation expense	87,082	85,700
Changes in operating assets and liabilities:
Prepaid and other current assets	(19,525)	(24,302)
Accounts payable and accrued liabilities	417,869	248,203
Net cash used in operating activities	(3,361,760)	(5,544,106)
INVESTING ACTIVITIES
Purchases of property and equipment	-	(36,791)
Net cash used in investing activities	-	(36,791)
FINANCING ACTIVITIES
Proceeds from issuance of common stock	-	6,540
Proceeds from term loan	1,320,000	2,500,000
Repurchase of restricted common stock	(35,245)	-
Repayment of debt principal	(1,005,166)	-
Proceeds from issuance of convertible preferred stock, net of issuance costs	-	3,990,348
Net cash provided by financing activities	279,589	6,496,888
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(3,082,171)	915,992
CASH AND CASH EQUIVALENTS, beginning of period	3,695,956	3,348,774
CASH AND CASH EQUIVALENTS, end of period	$613,785	$4,264,766
SUPPLEMENTARY CASH-FLOW INFORMATION
Cash paid for income taxes	$5,854	$3,890
Cash paid for interest	$131,251	$94,610
NONCASH INVESTING AND FINANCING ACTIVITIES
Vesting of restricted stock	$2,203	$12,483
Issuance of common stock warrants relation to term loan	$-	$13,900

See accompanying notes.

ALTURA MEDICAL, INC.
NOTES TO UNAUDITED FINANCIAL STATEMENTS

NOTE 1 – BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES
Business – Altura Medical, Inc. (the “Company”) was originally incorporated on October 15, 2008, under the name of Altura Interventional, Inc., pursuant to the laws of the State of Delaware. In December 2009, the Company changed its name from Altura Interventional, Inc. to Altura Medical, Inc. The Company is an early-stage medical device company that is developing a system capable of repairing abdominal aortic aneurysms. Activities to-date have been focused primarily on research and development, financing and organizational matters.
On July 30, 2015, the Company was acquired by Lombard Medical, Inc. (“Lombard”). See further discussion at Note 7 – Subsequent Events.
Use of estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates under different assumptions or conditions.
Reclassification – Certain prior year amounts have been reclassified to conform with the current period presentation. These reclassifications have no effect or changes to net loss.
Cash and cash equivalents – The Company considers all highly liquid investments with a maturity of three months or less, when acquired, to be cash equivalents. Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and money market funds. Management mitigates such potential risks by maintaining the Company’s cash balances with entities that management believes possess high-credit quality. Substantially all of the Company’s cash and cash equivalents are maintained at one financial institution domiciled in the United States. Amounts on deposit with this financial institution may, from time to time, exceed the federally-insured limit, as well as coverage provided by Securities Investment Protection Corporation.
Fair value of financial instruments – The Company has determined that the amounts reported for current assets and current liabilities, including prepaid expenses, accounts payable and accrued payables, accrued compensation, and the current portion of the term loan, are considered to have carrying amounts that approximate fair value because of the short-term maturity of these financial instruments.
Property and equipment – Property and equipment are recorded at cost and are depreciated over estimated useful lives of three years using the straight-line method. Repairs and maintenance expenditures that do not significantly add value to property and equipment, or prolong its life, are charged to expense as incurred. Upon disposition, the cost and related accumulated depreciation are removed from the accounts and the resulting gains and losses on dispositions of property and equipment are included in the operating results of the related period. The Company reviews its property, plant and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.
Fair-value measurements – The Company follows Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic No. 820, Fair Value Measurements. FASB ASC Topic No. 820 establishes a common definition for fair value, establishes a framework for measuring fair value, and expands disclosures about such fair value measurements. FASB ASC Topic No. 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
The Company measures fair value based on a three-level hierarchy of inputs, of which the first two are considered observable and the last unobservable. Unobservable inputs reflect the Company’s own assumptions about current market conditions.
The three-level hierarchy of inputs is as follows:
Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of assets or liabilities.
The fair value of the Company’s financial assets measured on a recurring basis as of June 30, 2015, comprise cash and cash equivalents of $613,785, classified as Level 1.
The fair value of the Company’s financial liabilities measured on a recurring basis as of June 30, 2015, comprise preferred stock warrants recorded as a liability carried at fair value, estimated using inputs determined to be Level 3. See “Preferred stock warrant liability” below and Note 3.
The Company has no assets or liabilities measured at fair value on a nonrecurring basis as of June 30, 2015.

Preferred stock warrant liability – The Company has certain warrants outstanding that were issued in connection with the convertible notes payable described in Note 3. According to the provisions of ASC 480, Distinguishing Liabilities from Equity, freestanding warrants for shares that are either puttable or warrants for shares that may be redeemable are classified as liabilities on the balance sheet at fair value. These warrants meet the criteria to be classified as liabilities, and as a result, the carrying value of such warrants are adjusted to their estimated fair value at the end of each reporting period based upon the value of the Company’s convertible preferred stock.
The Company estimated the fair value of these warrants at the respective dates using the Black-Scholes option valuation model, based on the estimated fair value of the underlying convertible preferred stock at the valuation measurement date, the remaining contractual term of the warrant, risk-free interest rates, expected dividends, and the expected volatility of the price of the underlying convertible preferred stock. These estimates, especially the market value of the underlying convertible preferred stock and the related expected volatility, are highly judgmental and could differ materially in the future (see Note 3).

Research and development – Research and development costs are expensed when incurred.
Stock-based compensation – The Company accounts for stock compensation in accordance with the provisions of FASB ASC Topic No. 718, Stock-Based Compensation, which established accounting for stock-based awards exchanged for employee services. Accordingly, stock-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized as expense over the employees’ requisite service period.
The Company accounts for equity instruments issued to nonemployees in accordance with FASB ASC Topic No. 505-50, Equity-Based Payments to Non-Employees. The Company records the expense of such services based on the estimated grant date fair value of the equity instrument using the Black-Scholes option valuation model. Assumptions used to value the equity instruments are generally consistent with equity instruments issued to employees. The value of the equity instrument is recognized as expense on a straight-line basis over the period in which the related services are rendered.
Income taxes – The Company uses the asset and liability method of accounting for income taxes. Accordingly, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. Current income taxes are based on the year’s taxable income for federal and state income tax reporting purposes and the annual change in deferred taxes. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.
The Company’s net deferred tax assets at June 30, 2015, consist principally of net operating losses and capitalized research costs, and the Company provided a 100% valuation allowance for its deferred tax assets. No benefit for income taxes has been provided in the accompanying statements of operations since all deferred tax assets have been fully reserved. Federal net operating losses can be carried back for two years, and remaining, unused carrybacks can be carried forward 20 years. Net operating losses begin to expire in 2028 for federal and state tax purposes. Utilization of the Company’s net operating losses in future periods may be limited by Section 382 of the Internal Revenue Code due to changes in the Company’s ownership structure, the effects of which have not been determined.

GAAP prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that it has taken or expects to take on a tax return. GAAP only allows a favorable tax position to be included in the calculation of tax liabilities and expenses if a company concludes that it is more likely than not that its adopted tax position will prevail if challenged by tax authorities. The Company did not recognize any adjustments regarding its tax accounting treatments for the six months ended June 30, 2015 and 2014.
Recent accounting pronouncements – In April 2015, the FASB issued ASU No. 2015-03, Interest – Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs. ASU 2015-03 simplifies the presentation of debt issuance costs by requiring such costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. Recognizing debt issuance costs as a deferred charge is no longer permitted. This update is effective for financial statements issued for fiscal years beginning after December 15, 2015.
Early adoption is permitted for financial statements that have not been previously issued. The new guidance should be applied on a retrospective basis with the balance sheet of each individual period presented adjusted to reflect the period-specific effects of applying the new guidance. Upon transition, the Company is expected to comply with the applicable disclosures for a change in accounting principle. The Company is currently evaluating the impact of this ASU on its consolidated financial statements.
Subsequent events – Subsequent events are events or transactions that occur after the balance sheet date but before financial statements are issued or are available to be issued. The Company recognizes in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing the financial statements. The Company’s financial statements do not recognize subsequent events that provide evidence about conditions that did not exist at the date of the balance sheet but arose after the balance sheet date and before financial statements are issued or are available to be issued. The Company has evaluated subsequent events through January 12, 2016, which is the date the financial statements were available to be issued.
NOTE 2 – PROPERTY AND EQUIPMENT
Property and equipment, net, consisted of the following at June 30, 2015:
Lab equipment	$187,276
Computer equipment	110,223
Furniture and fixtures	24,813
Leasehold improvements	21,670
343,982
Less accumulated depreciation	(279,572)
Property and equipment, net	$64,410

Depreciation expense for the six months ended June 30, 2015 and 2014, were $37,840, and $44,442, respectively.
NOTE 3 – DEBT
Term Loan – In July 2013, the Company entered into a term loan and security agreement with a financial institution for $5,000,000, which was made available in two separate tranches of $2,500,000 each. The second tranche is available subject to certain specified milestones and expired at the earlier of March 31, 2014. Payments of interest only are required through September 30, 2014, and, commencing in October 2014, installments of principal and interest repayable in 30 equal monthly payments. In addition to such monthly payments, a final payment is required, computed as 8.75% of the total principal borrowed, in addition to the outstanding principal and accrued and unpaid interest on the maturity date of March 1, 2017. The term loan bears interest at the greater of 5.25% per annum or the rate that is equal to the per annum rate of interest equal to the sum of the U.S. Treasury note yield to maturity for a term equal to the U.S. Treasury note maturity on the funding date plus a loan margin of 4.87%. Prepayments are allowed but are subject to a prepayment fee, which ranges from 2.0% to 4.0% of the outstanding principal balance as of the prepayment date. Mandatory prepayment applies under certain conditions. The term loan is secured by substantially all of the Company’s assets.

The Company drew on the first tranche of the term loan of $2,500,000 in July 2013 and on the second tranche of the term loan of $2,500,000 in March 2014. During the six months ended June 30, 2015, the Company made principal repayments of $957,637 and interest payments totaling $117,994. As of June 30, 2015, the term loan principal balance was $3,573,671.
In December 2014, the Company entered into a first amendment to the loan and security agreement with the financial institution to extend a new growth capital advance facility and to make certain revisions to the loan agreement relating to the security interest in the Company’s intellectual property. A growth capital advance facility in the aggregate amount of $1,100,000 was extended by the bank available in two separate draws of which the second draw is contingent upon the Company’s receipt of CE Mark approval and the bank’s commitment to lend terminates on the earlier of March 31, 2015, or an event of default, as defined. Amounts repaid from the growth capital advance facility may not be re-borrowed. The Company is required to make monthly payments of interest only commencing on the first day of the month following the month the draw is made through May 31, 2015. Commencing on June 1, 2015 through the maturity date, the Company is required to make 22 equal monthly payments of principal and interest. All unpaid principal and accrued and unpaid interest is due and payable in full on the maturity date. The growth capital advance facility bears interest at the greater of 5.25% per annum or the rate that is equal to the per annum rate of interest equal to the sum of the U.S. Treasury note yield to maturity for a term equal to the U.S. Treasury note maturity on the funding date plus a loan margin of 4.49%. The Company is allowed to make prepayments only upon certain limited specified conditions and are subject to a prepayment fee, which ranges from 1.0% to 3.0% of the outstanding principal balance as of the prepayment date. Mandatory prepayment applies under certain conditions. The final maturity date is March 1, 2017.
The first amendment to the loan agreement includes an amount payable upon maturity or upon final prepayment of the growth capital advance facility representing 8.75% of amounts drawn.
From January 2015 through March 2015, the Company drew on $1,100,000 of the growth capital advance facility.  During the six months ended June 30, 2015, the Company made interest only payments of $13,258.
In June 2015, the Company entered into a second amendment to the loan and security agreement with the financial institution to extend a new bridge loan facility for $220,000. Amounts repaid from the bridge loan facility may not be re-borrowed. The Company is required to make monthly payments of interest only commencing on the first day of the month following the month the draw is made through the day before the maturity date. On the maturity date, all unpaid principal and accrued and unpaid interest is due and payable in full. The bridge loan facility bears interest at the greater of 5.25% per annum or the rate that is equal to the per annum rate of interest equal to the sum of the U.S. Treasury note yield to maturity for a term equal to the U.S. Treasury note maturity on the funding date plus a loan margin of 4.17%. The Company is allowed to make prepayments only upon certain limited specified conditions. Mandatory prepayment applies under certain conditions. The final maturity date is September 1, 2015, which may be extended to October 1, 2015 if the Company meets a funding milestone in which the Company raises $250,000 or cash proceeds from the sale of the Company’s capital stock to borrowers subsequent to the second amendment date of the agreement. The amendment to the loan agreement includes a transaction fee of $25,000 due upon maturity or upon final prepayment of the bridge loan facility. In July 2015, the Company drew on $220,000 of this bridge loan facility.
On July 30, 2015, the Company was acquired by Lombard and all outstanding amounts owed to the financial institution under the loan and security agreement (including amounts drawn from January 2015 through July 2015) was assumed by Lombard. On July 30, 2015. Lombard made a full repayment of the outstanding debt amounts with the financial institution as follows:
Principal	$4,635,770
Interest	20,875
Prepayment fee	115,426
Final payment	558,750
Total amount paid	$5,330,821
Under the original term loan agreement and the first amendment to the loan and security agreement, the Company is required to pay an additional final amount upon maturity or upon final prepayment representing 8.75% of amounts drawn. The Company recorded an aggregate of $437,500 relating to this final payment amount as a deferred financing cost included in long term other assets with a corresponding amount in the term loan, noncurrent portion in the balance sheet. The deferred financing cost is being amortized to interest expense over the period of the related debt. The amounts amortized to interest expense for the six months ended June 30, 2015 and 2014, related to deferred financing cost were $66,288, and $44,744, respectively.  The unamortized deferred financing cost was $340,586 as of June 30, 2015.

In connection with entering into the loan and security agreement, the Company issued warrants to purchase a certain number of shares of either the Company’s common stock or the convertible preferred stock sold at the next equity financing, at the bank’s election. If no subsequent equity financing occurs, then the warrant would be exercisable for common stock. The exercise price per share would be $0.16 if exercisable for common stock and the price of the next round if exercisable for the Company’s convertible preferred stock should a next round occur. The number of shares the warrant is exercisable for is computed as $20,000 for each tranche of the term loan divided by the exercise price, whether for common stock or for the next round of convertible preferred stock. The warrant has a 10-year term and permits cashless exercise. A warrant was issued pursuant to each tranche of the term loan, each for 125,000 shares of the Company’s common stock at an exercise price of $0.16 per share. As of June 30, 2015, these warrants exercisable for 250,000 shares of the Company’s common stock remain outstanding.
In December 2014, in connection with the first amendment to the loan and security agreement, the Company issued warrants to purchase a certain number of shares of either the Company’s Series B convertible preferred stock or the convertible preferred stock sold at the next equity financing, at the bank’s election. If no subsequent equity financing occurs, then the warrant would be exercisable for Series B convertible preferred stock. The exercise price per share would be $1.00 if exercisable for the Series B convertible preferred stock and the price of the next round if exercisable for the Company’s convertible preferred stock should a next round occur. The number of shares the warrant is exercisable for is computed as $77,000 divided by the exercise price, whether for the Series B convertible preferred stock or for the next round of convertible preferred stock. The warrant has a 10-year term and permits cashless exercise and remain outstanding as of July 29, 2015.
The fair value of the warrants issued in connection the loan and security agreement was estimated to be $17,300 and $13,900, respectively. There were no significant changes in fair value of these warrants between December 31, 2014 and June 30, 2015. The Company recorded the fair value of the warrants issued as debt discount, which is amortized to interest expense over the period of the related debt. The amount amortized to interest expense during the six months ended June 30, 2015 and 2014, relating to the warrants was $5,355, and $1,895, respectively. The aggregate unamortized discount was $19,321 as of June 30, 2015.
Convertible notes payable – In October 2014, the Company obtained $5,000,000 through convertible secured promissory notes from various stockholders. These debt agreements accrue interest at 8% per annum. The outstanding principal and accrued and unpaid interest are repayable in full on demand at any time after the earlier to occur of either the maturity date of October 28, 2015 or upon the occurrence of an event of default as defined.
Upon a Qualified Financing, as defined, the outstanding principal and accrued and unpaid interest automatically convert into shares of the preferred stock sold by the Company in the Qualified Financing based upon the lowest per share price of the preferred stock sold in the Qualified Financing, subject to certain adjustments.
Upon a Non-Qualified Financing, as defined, the outstanding principal and accrued and unpaid interest may be converted into shares of the preferred stock sold by the Company in the Non-Qualified Financing at the election of a majority of the debt holders based upon the lowest per share price of the preferred stock sold in the Non-Qualified financing.
If the Company does not close a Qualified Financing, as defined, but intends to consummate a Change in Control while the convertible notes are outstanding, the outstanding principal and accrued and unpaid interest may be converted into shares of the Company’s Series B convertible preferred stock at the election of a majority of the debt holders based upon a $1.00 per share price, subject to certain adjustments.
Upon a Change in Control, if the majority of the debt holders do not elect to convert all of the convertible notes into shares of Series B convertible preferred stock, an amount equal to three times the unpaid principal, plus any accrued and unpaid interest shall become immediately due and payable.
On July 30, 2015, the outstanding convertible notes of $5 million and accrued interest of $300,000 were converted into 5,301,368 shares of Series B convertible preferred stock and the Company incurred interest expense in connection with the beneficial conversion feature of $1,368 relating to these convertible notes.

In connection with entering into the convertible notes agreements, the Company issued warrants to purchase a certain number of shares of either the Company’s preferred stock to be sold at the next equity financing, or if no equity financing occurs, then shares of the Company’s Series B convertible preferred stock. If an equity financing occurs, then the exercise price would be the lowest per share price of the preferred stock sold in the financing. If no subsequent equity financing occurs or if the Company completes a Change in Control transaction, then the exercise price per share would be $1.00 exercisable for the Company’s Series B convertible preferred stock. The number of shares the warrant is exercisable for is computed as at 50% coverage of the principal amount of the term loan divided by the exercise price, whether for the next round of preferred stock to be sold, or for the Company’s Series B convertible preferred stock. The warrant has a 10-year term and permits cashless exercise. As of June 30, 2015, as no equity financing has occurred, the Company accounted for these warrants as exercisable for 2,576,998 shares of Series B convertible preferred stock. As of June 30, 2015, these warrants remain outstanding.
The fair value of warrants issued in connection with convertible debt was estimated to be $1,144,445. There was no significant change in fair value between the issuance of the warrant, December 31, 2014 and June 30, 2015. The Company recorded the fair value of the warrants as a debt discount and a preferred stock warrant liability. The debt discount is amortized to interest expense over the period of the related debt. The amount amortized to interest expense during the six months ended June 30, 2015 relating to the preferred stock warrant liability was $572,222. The unamortized discount was $381,482 as of June 30, 2015.
Future minimum payments – As of June 30, 2015, the scheduled future minimum payments under all outstanding debt are as follows:
Fiscal Year Ending December 31,
2015	$7,773,350
2016	2,661,279
2017	636,680
Total minimum payments	$11,071,309

NOTE 4 – COMMITMENTS
Operating leases – In October 2012, the Company entered into a lease agreement for facilities located in Menlo Park, California. The lease agreement has an effective date of January 15, 2013, and has a term of 38 months. The lease is secured by an irrevocable letter of credit dated November 30, 2012, in the amount of $72,640. The letter of credit expires on April 30, 2016.
The facility leases contain rent escalation clauses. Rent expense is recorded on a straight-line basis over the term of the leases. The difference between the base rent payment and the straight-line rent amount is recorded as a deferred rent liability, which is ultimately amortized over the term of the related lease. At June 30, 2015, total deferred rent liability was $7,105, included in other accrued liabilities in the balance sheet. Rent expense was $84,063 and $84,063 for the 6 months ended June 30, 2015 and 2014, respectively.
Future minimum lease payments required under operating leases at June 30, 2015 are as follows:
Fiscal Year Ending December 31,
2015	$88,800
2017	44,400
Total minimum lease payments	$133,200

NOTE 5 – STOCKHOLDERS’ EQUITY
Reserved shares – The Company has the following shares of common stock reserved for future issuances as of June 30, 2015:
Convertible preferred stock authorized, but not yet issued	9,157,000

Conversion of convertible preferred stock issued and outstanding:
Series S	3,000,000
Series A-1	6,153,846
Series A-2	3,680,982
Series A-3	3,680,962
Series B	10,000,000

Warrants outstanding:
Series B convertible preferred stock	2,653,998
Common stock	250,000

Stock option plan:
Stock options available for grant	1,668,341
Outstanding stock options	4,407,818
Total common stock reserved for future use	44,652,967

NOTE 6 – STOCK INCENTIVE PLAN
The Company’s 2008 Stock Incentive Plan (the “2008 Plan”) provides for the issuance of stock option awards and restricted stock to employees, directors, and consultants. The exercise price of options granted under the 2008 Plan is established by the Company’s Board of Directors, and no option shall have a term in excess of ten years from the option grant date. The Company reserved up to 7,150,000 shares of the Company’s common stock under the 2008 Plan.
Under the terms of employment for a key employee of the Company, after the close of the next equity financing, the key employee will receive additional options in order to refresh the employee’s outstanding options to 5% of the fully diluted shares outstanding, based on performance as determined by the Company’s Board of Directors.
Activity under the 2008 Plan is summarized as follows:
				Weighted Average
		Outstanding		Exercise Price	Grant Date Fair Value
	Available for Grant Shares	Options	Restricted Stock	Options	Restricted Stock
Balance at December 31, 2014	1,333,841	4,522,037	1,073,881	$0.17	$0.18
Restricted common stock repurchased	220,281	-	(220,281)	-	$0.16
Options granted	(280,281)	280,281	-	$0.20	-
Options canceled/expired	394,500	(394,500)	-	$0.17	-
Balance at June 30, 2105	1,668,341	4,407,818	853,600	$0.17	$0.19

Shares vested and expected to vest at June 30, 2015		4,290,989		$0.17
Shares vested and exercisable at June 30, 2015		2,985,835		$0.17

The Company stock options outstanding and exercisable as of June 30, 2015, are summarized as follows:
	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number of Shares	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price Per Share	Number of Shares	Weighted-Average Exercise Price
$0.10	130,000	4.67	$0.10	130,000	$0.10
$0.16	3,000,407	7.51	$0.16	2,232,242	$0.16
$0.20	911,411	9.17	$0.20	347,011	$0.20
$0.24	286,000	6.13	$0.24	275,582	$0.24
	4,407,818	7.71	$0.17	2,984,835	$0.17

The weighted-average grant date fair value of employee stock options granted during the six month period ended June 30, 2015 was $0.20. The unrecognized compensation expense for stock options, net of estimated forfeitures, was $168,304 as of June 30, 2015, and will be recognized as expense over a weighted-average period of 1.65 years.

As of June 30, 2015, the Company has issued shares of the Company’s common stock to employees and consultants, subject to the terms of the 2008 Plan and Restricted Stock Award Agreements, as follows:
	Issued to	In Exchange For	Vesting	Number of Shares	Fair Value Per Share	Aggregate Fair Value
December 2009	Consultant	Services	Fully vested upon issuance	220,000	$0.10	$22,000
December 2010	Consultant	Services	Fully vested upon issuance	93,600	$0.10	9,360
August 2011	Consultant	Services	Fully vested upon issuance	540,000	$0.24	129,600
April 2013	Employee	Cash	25% vested in January 2014, remainder vests ratably over 36 months from January 2014	220,281	$0.16	35,245
				853,600		$160,960

The Company has a right of first refusal to purchase all or any shares offered for sale at the price specified in the offer. The rights provided the Company shall terminate upon the consummation of a public offering or immediately prior to the consummation of a change in control whereupon the shares will be exchanged for shares of a successor corporation, which corporation is publicly-held.
In April 2015, the Board of Directors approved the Company to repurchase 220,281 shares of common stock issued in April 2013 at the original price paid of $35,245.
The Company recognized stock-based compensation as follows:
	Six-Month Period Ended June 30,
	2015	2014
Stock-based compensation by type of award:
Employee stock options	$62,946	$61,800
Nonemployee stock options	24,136	23,900
Total stock-based compensation	$87,082	$85,700

Stock based compensation in the form of stock options, included in:
Research and development	$12,144	$20,300
Regulatory and clinical	1,738	7,100
Selling, general and administrative	73,200	58,300
Total stock-based compensation	$87,082	$85,700

During the six months ended June 30, 2015, the Company granted stock options exercisable for 60,000 shares of common stock to nonemployees at an exercise price of $0.20 per share. During the six months ended June 30, 2014, the Company granted stock options exercisable for 8,000 shares of common stock to nonemployees at an exercise price of $0.16 per share.
As of June 30, 2015, the Company has options outstanding exercisable for 1,740,695 shares of common stock that were granted to nonemployees.
The fair value of each option grant to employees on the date of grant and as of June 30, 2015 for nonemployee stock options was estimated using the Black-Scholes option valuation model with the following weighted-average assumptions:
	Employees	Nonemployees
Expected volatility	45.54%	47.70%
Dividend yield	0.00%	0.00%
Risk free interest rates	1.35%	1.60%
Expected term (years)	5.22	5.67

The Company estimated the fair value of employee stock options on the date of grant and nonemployee stock options on the date of service performance, using the Black-Scholes option valuation model. The Black-Scholes option valuation model requires the use of a number of judgmental assumptions, including expected volatility, risk-free interest rate, expected dividends, and expected term of the share option.
Expected volatility – The Company determined that the use of a pool of publicly traded competitors’ volatilities is more reflective of market conditions and an appropriate indicator of expected volatility in accordance with guidance in the FASB ASC Topic No. 320 and the Securities and Exchange Commission’s Staff Accounting Bulletin No. 107, Share-Based Payments (SAB 107). The Company will continue to monitor these and other relevant factors used to measure expected volatility for future stock option grants.
Dividend yield of zero – The dividend yield of zero is based on the fact that the Company has never paid cash dividends and has no present intention to pay cash dividends.
Risk-free interest rates – The risk-free interest rates are taken from the Daily Federal Yield Curve Rates as of the grant dates as published by the Federal Reserve and represent the yields on actively traded U.S. Treasury securities for terms equal to the expected term of the options.
Expected term – The expected term of employee stock options represents the weighted-average period that the stock options are expected to remain outstanding. The Company’s historical share option exercise experience does not provide a reasonable basis upon which to estimate expected term. In accordance with guidance in SAB 107, the Company used the “simplified” method for calculating expected term. For nonemployee stock options, the Company estimates the expected term to be the remaining contractual term of the award.
NOTE 7 - SUBSEQUENT EVENTS
In June 2015, the Company adopted a Management Carve-Out Plan which provides bonus payments to certain employees and service providers upon a change in control, as defined. The Carve-Out Plan establishes a bonus pool amount of up to 10.5% of the total consideration, defined as closing consideration plus contingent consideration, received in connection with the change in control transaction. Each participant's transaction bonus payment shall be a percentage of the bonus pool amount less the cash and fair market value of any securities to be received by the participant in the change in control transaction with respect to equity securities or rights to equity securities held by the participant immediately prior to the change in control transaction.
On July 30, 2015, the Company was acquired by Lombard Medical, Inc. ("Lombard") for an aggregate purchase price of $23.0 million, which includes the issuance of $15 million of Lombard common stock at $4 per share (3,750,000 shares of Lombard common stock subject to certain lock up conditions), the assumption of $5.5 million in bank debt (including the growth capital advance and the bridge loan drawn from January 2015 through July 2015) and $2.5 million in certain liabilities and transaction related costs.  Prior to the acquisition by Lombard, the outstanding convertible notes of $5 million and accrued interest of $300,000 were converted into 5,301,368 shares of Series B convertible preferred stock. In addition, up to $27.5 million may be paid based on the achievement of certain commercial and regulatory milestones anticipated over the next five years. Under the terms of the agreement, Lombard has the option to pay the additional consideration in either cash or stock.
Lombard (EVAR) is a medical device company focused on endovascular aneurysm repair (EVAR) of abdominal aortic aneurysms (AAAs).  The Altura endograft system received CE Mark in 2015 and Lombard plans to launch the device in Europe in January 2016 with a broader international roll out later the same year. In the U.S., Lombard intends to file for an IDE (Investigational Device Exemption) from the U.S. FDA in early 2016 with the intent to begin recruitment for a U.S. clinical study later in 2016.

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SIGNATURES
Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irvine, State of California, on January 12, 2016.
LOMBARD MEDICAL, INC.

By:	/s/ William J. Kullback
Title: Principal Financial and Accounting Officer